Exhibit 99.1

BURGOYNE GEOLOGICAL INC.
Consulting Geologists & Engineers

548 Lands End Road
North Saanich, BC, Canada
V8L 5K9

A.A. (Al) Burgoyne, M.Sc., P.Eng.	TEL / FAX (250) 656 3950
E mail: alburgoyne@shaw.ca

TECHNICAL EVALUATION REPORT

 Mineral Resource Estimate A – Carotare Deposit

For

KIMBER RESOURCES INC.

On

THE MONTERDE PROPERTY

GUAZAPARES MUNICIPALITY

CHIHUAHUA STATE

MEXICO

By:

A.A. Burgoyne, P.Eng., M.Sc.

November 22, 2005

1.0	SUMMARY	5
2.0	INTRODUCTION & TERMS OF REFERENCE	8
3.0	RELIANCE ON OTHER EXPERTS	10
4.0	PROPERTY DESCRIPTION & LOCATION	11
4.1	MONTERDE CONCESSIONS	11
4.2	EL CORONEL CONCESSIONS	11
4.3	STAKED CONCESSIONS	12
4.4	SURFACE RIGHTS	15
5.0	EXPLORATION	18
6.0	DRILLING	20
6.1	REVERSE CIRCULATION	20
6.2	CORE DRILLING	22
7.0	SAMPLING METHOD AND APPROACH	24
8.0	SAMPLE PREPARATION, ANALYSES & SECURITY	25
8.1	SAMPLE PREPARATION & ANALYSES	25
8.2	SITE SECURITY AND CHAIN OF CUSTODY	25
9.0	DATA VERIFICATION	26
9.1	SUMMARY COMMENTS	26
9.2	QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM	26
9.3	CHECK ASSAYS	31
9.4	DUE DILIGENCE BY AUTHOR	33
10.0	ADJACENT PROPERTIES	34
11.0	MINERAL PROCESSING & METALLURGICAL TESTING	35
11.1	INTRODUCTION & BACKGROUND	35
11.2	HISTORIC	35
11.3	KIMBER RESOURCES INC. WORK	36
12.0	MINERAL RESOURCE	38
12.1	MINERAL RESOURCE ESTIMATE SUMMARY - CAROTARE DEPOSIT	38
12.2	OTHER MINERAL RESOURCES ESTIMATES COMPLETED ON MONTERDE PROPERTY	39
12.3	DRILL HOLE HISTOGRAM & CUMULATIVE FREQUENCY STATISTICS	40
12.4	MINERAL RESOURCE ESTIMATE A - CAROTARE DEPOSIT	44
13.0	OTHER RELEVANT DATA AND INFORMATION	46
14.0	INTERPRETATION & CONCLUSIONS	55
15.0	RECOMMENDATIONS	66
16.0	REFERENCES	69
17.0	CERTIFICATE - STATEMENT OF QUALIFIED PERSON	71

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

	FIGURES	Following Page
Figure 4-1	Location Map		13
Figure 4-2	Concessions Map		13
Figure 4-3	Land Status - Core Concessions		13
Figure 5-1	Monterde District - Geology and Mineralization		15
Figure 6-1	Drill Hole Location Map - Carotare Deposit		18
Figure 9-1	Field Blank Assays	page	22
Figure 9-2	Silver & Gold Assays of Low Grade Reference Sample	page	23
Figure 9-3	Silver & Gold Assays of Moderate Grade Reference Sample	page	24
Figure 9-4	Thompson-Howarth Plot, Precision of Gold Assays	page	25
Figure 9-5	Thompson-Howarth Plot, Precision of Silver Assays	page	26
Figure 9-6	Check Assay Results for Gold	page	27
Figure 9-7	Check Assay Results for Silver	page	27

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Figure 12-1	Histogram and Cumulative Probability, Gold Assays from Drilling - Global Basis	page	36
Figure 12-2	Histogram and Cumulative Probability, Gold Assays from Drilling - Mineralization Model Basis	page	37
Figure 12-3	Histogram and Cumulative Probability, Silver Assays from Drilling - Global Basis	page	38
Cross Sections	CT 29 to 38 and CT 41 to 47 Illustrating Resource Blocks	following	40

	APPENDICES	Following Page
Appendix A	Monterde Property - Carotare Deposit, Summary Of All Drill Collar Data	50
Appendix B	Monterde Property - Carotare Deposit, Reverse Circulation Drill Intercepts	50
Appendix C	Carotare Deposit - Detailed Tabulation of Resource Blocks by Section	50

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

1.0   Summary

Kimber Resources Inc.’s (“Kimber”) Monterde Property (the “Property”) is located in Chihuahua State, Mexico. Coordinate locations for the property are 27o35.5’N and 108o05’W, and in UTM coordinates, 3056000N and 787500E, NAD27, Mexican datum.  Access to the Property southwest from Chihuahua City is by approximately 260 kilometres of road of varying quality, from paved highway to moderate quality logging road; a four wheel drive vehicle is recommended during rainy season and generally for access on the Property roads.  Elevations range from 1800m to 2400m, with the property area covering a series of north-northwest / south-southeast ridges.  Slopes are generally moderate to locally steep.  The vegetation predominantly consists of ponderosa pine forest.  The climate of the Property area is tempered by the relatively high altitude; winters are cold and dry and a distinct rainy season with moderate temperatures typically lasts from June to October.  Besides the numerous annual streams on the property area, the water table has shown itself to be relatively shallow in most places and wells should produce ample water supplies for development and production.

The Monterde Property includes a small underground past producer, the Monterde mine, of gold and silver, which operated from 1937 to 1943; approximately 68,000 tonnes of oxide ore grading 19.29 grams per tonne gold and 311.5 grams per tonne silver were mined with a cut off of 15.0 g/t gold.  The Property is of great interest today because the low-grade metal halo around the major veins can potentially be economic using modern open pit mining and heap-leach and mill recovery methods. Current exploration and development has been focused on mineralization associated with a set of mineralized “wrench-faults” or wrench fault system, known to define the Carmen Deposit, Carotare Deposit and El Orito target area found over a strike length of + 3 km of favourable alteration and structure.

Mineral concessions comprising the Property, cover in excess of 29,000 hectares, and include the Monterde Concessions, the El Coronel Concessions, and Staked Concessions.   The Monterde and Staked Concessions are owned 100% by Minera Monterde S.de R.L. de C.V. (“Minera Monterde”), Kimber’s 100% owned Mexican subsidiary. Option agreements are in place allowing Minera Monterde, to acquire 100% ownership of the El Coronel Concessions, clear of all royalties or other encumbrances; remaining option payments total US$ 548,000 in 2006.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides.  Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted.  Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system.  The Carotare and Carmen gold-silver deposit are oxidized to vertical depths of 200 and 300 metres, respectively.  The oxidation levels are confirmed by drill holes.

Most exploration has been done on the Carmen Deposit; here gold and silver mineralization is hosted in a volcanic-intrusive complex, which is located at the intersection of two major structural zones.  Primary structural control is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

At the Carotare Deposit, located 2 km to the west of Carmen and  200 to 400m lower in elevation, drilling has been in two zones, the Carotare East and Carotare West.  The area of alteration and mineralization is much like the Carmen Deposit, although larger.  At Carotare East drilling indicates a mineralized structure with grades and widths similar on the Carmen extending along a length of at least 350 metres and to a depth of at least 180 metres.  In Carotare West Zone, 200 metres to the west of Carotare East, drilling has defined mineralization along a length of 175 metres.

A series of three intermediate tuffaceous lithologies and the associated co-magmatic intrusives are the hosts for gold and silver mineralization.  The tuffs are slightly welded to welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Comparable epithermal gold-silver deposits commonly have down dip extents greater than 500 metres. Surface sampling and drilling has defined the Carotare and Carmen gold - silver deposits with potential economic grades that are near surface.  Underground bulk mineable mineralization potential is also present.

Three hundred and thirty four (334) reverse circulation holes totalling 57,942 meters comprise the drill hole database for the Monterde Property. The Carotare Deposit has been explored by rock sampling, mapping, and drilling – twenty eight (28) reverse circulation holes totalling 4558 metres comprise the drill hole database.

Mineral Resource Estimate A, for Carotare Deposit, was calculated in October and November 2005, based on available drill data.  The Mineral Resource Estimate A, which is summarised below in Table 1-1, is based on two separate gold and silver cut offs.  Cut-offs of mineralization at or greater to 0.3 grams per tonne gold, and mineralization that is equal or greater than 35 grams per tonne silver with gold at less than 0.3 grams per tonne, are used.  Neither open pit design nor optimization has been done; hence the presently defined Mineral Resource Estimate A is an in situ resource without a waste to mineralization strip ratio.

TABLE 1-1

MINERAL RESOURCE ESTIMATE A  - CAROTARE DEPOSIT

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	1,680,000	0.81	29	1,370	49,100	44,000	1,580,000
INDICATED	1,020,000	0.83	29	838	29,400	26,900	945,000
MEASURED+INDICATED	2,700,000	0.82	29	2,210	78,500	70,900	2,520,000
INFERRED	3,780,000	0.85	25	3,210	92,900	103,000	2,990,000
BY CUT OFF
0.3 Grams per Tonne Gold
MEASURED	1,550,000	0.87	27	1,350	41,800	43,300	1,340,000
INDICATED	930,000	0.89	27	825	24,800	26,500	797,000
MEASURED+INDICATED	2,480,000	0.87	27	2,170	66,600	69,800	2,140,000
INFERRED	3,440,000	0.90	23	3,080	78,000	99,100	2,510,000

35 Grams per Tonne Silver
MEASURED	129,000	0.15	57	20	7,290	629	234,000
INDICATED	85,600	0.16	54	13	4,590	431	147,000
MEASURED+INDICATED	215,000	0.15	55	33	11,900	1,060	382,000
INFERRED	267,000	0.17	54	46	14,300	1,490	460,000

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The other major mineral resource on the Monterde Property is the Carmen Deposit, which has been extensively explored by mapping, sampling, trenching and drilling. Two hundred and eighty-seven (276) reverse circulation drill holes totalling 49,183 meters comprise the Carmen drill hole database. Mineral Resource Estimate L, for the Carmen Deposit was completed in September 2005 (Burgoyne 2005) and includes all reverse circulation drilling to July 2005.  The gold and silver metal cut offs used in the resource estimate are the same as for the Carotare Deposit.  Mineral Resource Estimate L is given below in Table 1-2.

TABLE 1-2

MINERAL RESOURCE ESTIMATE L  - CARMEN DEPOSIT

		Grade, g/t		Contained Metal,Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag

MEASURED	15,353,000	0.87	60	13,300	927,200	430,000	29,813,000
INDICATED	4,140,000	0.86	46	3,500	191,400	114,000	6,153,000
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

Carmen deposit mineralization is open down-dip and along the trend of the shear system, to the southeast and northwest. The Carmen deposit also remains to be further explored to the northeast, where other structures sub-parallel to the main Carmen shear have been defined by drilling.

Besides the Carotare and Carmen Deposits, the most significant mineralized gold-silver bearing structure and exploration target defined to date is El Orito Norte.  At El Orito Norte, gold mineralization was defined in a 2004 drill hole near an old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high-grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

It is the author's opinion that the character and excellent drill results obtained to date by Kimber on the Carotare Deposit are of sufficient merit to warrant a major exploration program.  A program of continued exploration including 10,000metres of reverse circulation drilling, 1,000metres of core drilling, rock sampling, prospecting, and geological mapping costing CDN $1.8million is recommended.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

2.0 Introduction & Terms of Reference

The Monterde Property is a gold-silver past producer located in the Sierra Madre Mountains of Western Mexico.  It is owned by Kimber Resources Inc. (“Kimber”), through its 100% owned Mexican holding company Minera Monterde S. de R.L. de C.V. (“Minera Monterde”).  Burgoyne Geological Inc. (“BGI”) was commissioned by Kimber to complete a Mineral Resource Estimate Technical Report on the Carotare Deposit of the Monterde gold - silver property in Chihuahua State, Mexico.  This most recent, Mineral Resource Estimate A, is from 28 reverse circulation drill holes, completed during 2005 by Kimber on the Carotare Deposit.  This drilling program was under the direction and supervision of Mr. Alan Hitchborn, B.Sc. The Kimber Qualified Person being Mr. J.B. Richards, P. Eng.  Mineral Resource Estimate A represents a new mineral resource estimate and consequently under NI 43-101 a Technical Report is required by an independent Qualified Person. This report will be filed with the appropriate regulatory authorities including the British Columbia Securities Commission and will become a public document.  The report is formatted in accordance with National Instrument 43-101.

The Items or Sections on the Monterde Property covering the following:

•

Accessibility, Climate, Local Resources, Infrastructure & Physiography

•

History

•

Geological Setting

•

Deposit Types

•

Mineralization

are described in Burgoyne (2005) and not repeated in this report as there is no significant change in the information.  This report, entitled “Technical Evaluation Report, Mineral Resource Estimate L for Kimber Resources Inc. on The Monterde Property, Guzapares Municipality, Chihuahua State, Mexico and dated September 28, 2005” should be referred to for the above details.   Please see the Reference Section and www.sedar.com to review the report.

The Monterde Property consists of several mineral concessions held by Kimber some of which are subject to making the balance of the purchase payments.  The Monterde Property has been explored and defined through separate programs of surface reverse circulation drilling, in the periods of 1998, late 2000 - early 2001, the fall of 2002, 2003, 2004, and 2005.  Kimber has completed all drilling programs except the 1998 program by Golden Treasure Explorations Inc.  A substantial, potentially open pittable, gold - silver oxide resource, known as Resource Estimate L for the Carmen Deposit, located 2 km east of Carotare Deposit, has been defined and reported in detail by Burgoyne (2005).  The Carmen Deposit resource, at two cut offs of 0.3 g/t gold and 35 g/t silver, contains 19,439,000 tonnes in the measured and indicated categories grading 0.87 g/t gold and 57 g/t silver, and 7,392,000 tonnes in the inferred category grading 0.99 g/t gold and 39 g/t silver.

To accomplish this assignment, the writer had discussions with Mr. J.B. Richards, P.Eng., Mr. A. Hitchborn, and Mr. Damir Cukor. P.Geo., Vice President, Engineering, Vice President, Development, and Resource Geologist, respectively for Kimber.  A property site visit was conducted during the period of September 13 and 14, 2005 in the company of Messrs. Richards and Hitchborn.  A further week and one-half of office work including resource modelling of cross sections, block measurements and calculations, averaging of assay intersections, tonnage and grade calculations and spreadsheet compilation and checking, and report writing were undertaken during November 2005. The site visit in September 2005 permitted review of drilling sites, drill roads, drilling protocol, quality assurance / quality control procedures, underground adits and drifts, and exploration surveys on the Carotare and Carmen Deposits. The writer previously completed site visits to the property in June 2003 (Burgoyne 2004), November 2002 (Burgoyne 2003) and November 2001 (Burgoyne 2002).

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The detailed technical discussions with Kimber personnel, the site examinations, and the detailed resource modelling and calculations by the writer noted above form the basis for this Technical Report. The writer has used a variety of written sources for his evaluation of the property and a variety of maps, plans and sections. These sources are given in the Reference Section.  The most important technical references and sources are Burgoyne (2005), Cukor et al (2004), Burgoyne (2004), Burgoyne (2003), Burgoyne (2002), Hitchborn & Richards (2003); further critical information sources are the Autocad Cross Sections CT29 to 38 and CT 41 to CT47 and resource estimate spreadsheets of Appendix C for Resource Estimate A, prepared by Kimber, that were reviewed and audited in detail by the writer. The Quality Control and Quality Assurance Program and the Drill Hole Histogram and Cumulative Frequency Sections of the report have been prepared by Kimber but reviewed and modified, where necessary, by the writer.  The reports by Burgoyne (2005), (2004), (2003), (2002) and by Cukor et al (2004) have been filed on www.sedar.com.

All currency values are expressed in Canadian dollars unless otherwise indicated.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

3.0 Reliance on Other Experts

An informal review of mineral title and ownership of the Mineral Concessions and Staked Concessions, and the respective options that Kimber, through its wholly owned Mexican subsidiary, Mineral Monterde, has with the current owners of the El Coronel Mineral Concessions was completed. However, there has been no formal legal mineral title and ownership review as this is outside the expertise of the writer. The Section 4.0 Property Description information was obtained from the Kimber legal department. Kimber provided the information on environmental liability in Section 4.0 and those of Surface Rights in Section 4.4. The author disclaims responsibility for such information in these aforementioned sections.

This report is based on an extensive technical review and discussion of information that was available. This report is believed to be correct at the time of preparation.  It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

Burgoyne Geological Inc. has exerted a normal engineering standard of due diligence in the preparation of this report, both in regards to technical detail and in property descriptions and title.  All data contained within this report are believed to be correct and complete at the time of writing.  All conclusions drawn from the data are based on technical judgments in consultation with experienced professionals.  There is nothing material, known to the writer, regarding the Carotare Deposit that is not included in this report.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

4.0  Property Description & Location

The Monterde Property is located in Guzapares Municipality in the Sierra Madre Mountains of southwestern Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 kilometers from San Rafael. The property is 70 kilometres northwest of the Glamis Gold Ltd. El Sauzal Project and 70 kilometres southeast of the past producing Ocampo Mining District.  Note Figures 4-1.    The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781,000 to 811,000 east, 3.035,000 to 3,060,000 north.

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and totals 29 mineral concessions described in Table 4-1 and located in Figures 4-2 and 4-3.  Kimber controlled land totals in excess of approximately 29,000 hectares.

The known zones of gold and silver mineralization with respect to concession boundaries are presented in Figures 4-2 and 5-1.

Kimber is not aware of any environmental problems or environmental liabilities that affect the property.  An environmental review was completed, on behalf of the State Government, over the district that enabled the land status to revert from forestry to mineral exploration as given in Trejo Dominguez (1999) and Diaz Nieves (1999).  During the site inspections of the property there was no indication of any environmental concerns. It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation. There are a dozen or more unfenced open shafts, raises, open adits, and caved adits on the Carmen (Old Monterde Mine) and Carotare Deposits , which can be up to several metres in depth. The existing excavated waste material has, for the most part, been overgrown by native vegetation.

Permitting for reverse circulation and core drilling is in place to the end of 2005 for the Carmen and Carotare areas; permitting has recently been obtained for the El Orito area.

4.1 Monterde Concessions

The Monterde Concessions are divided into four (4) groups, all of which are owned 100% by Kimber as of August 9, 2005. The total purchase price of all of the Monterde Concessions was US$1,054,900, the final semi annual payments having been made on August 9, 2005. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1.

4.2 El Coronel Concessions

The El Coronel Concessions consists of 11 concessions. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1. By an exploration and option to purchase agreement dated August 14, 2001 Compania Minera El Coronel, S.A. de C.V. (“El Coronel”) granted to Minera Monterde the exclusive exploration rights and option to purchase the El Coronel property for the period ending August 14, 2006.  By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to reconveyance upon failure to make the remaining two (2) purchase payments of US$165,000 due on Feb. 14, 2006 and US$383,000 due on August 14, 2006.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Tucson
Arizona
New Mexico
El Paso
Texas
Chihuahua
Sonora
Hermosillo
Dolores
Chihuahua
Ocampo
Monterde
El Sausal
Durango
PROFESSIONAL
PROVINCE OF
BURGOYNE
7765
ENGINEER

Kimber Resources Inc.

MONTERDE PROJECT

LOCATION MAP

Figure 4 - 1

September 2005

Modified from: Hitchborn and Richards; 2001

MONTERDE CORE CONCESSIONS
see Figure 4 - 3
3,060,000 N
800,000 E
780,00 E
"THE PROPERTY"
RUBIA 2
RUBIA 3
3,040,000 N
PROFESSIONAL
PROVINCE OF
A.A. BURGOYNE
7765
BRITISH COLUMBIA
ENGINEER
Nov. 22, 2005
0
2.5
5 Km

Kimber Resources Inc.

MONTERDE PROJECT

CONCESSIONS MAP

Figure 4 - 2

November 2005

Coordinates on UTM grid, NAD 27 for Mexico, zone 12

Modified from Kitchborn and Richards, 2003
3,060,000 N
3,050,000 N
783,000 E
793,000 E
Carotare Resource Area A
Carmen Resource Area
1 & old mine workings
Veta Minitas Resource Area A
LA FORTUNA
14
7
23
15
5a
5c
5b
5d
24
16
17
22
4
2
3
12b
6
20
18
19
9
13a
13b
0 1 2 kilometres

KEY:

MONTERDE MINERAL CONSESSION

1 - LOS HILOS
2 - MONTE VERDE
3 - EL CARMEN
4 - EL CARMEN II
5a-d - A. DE GUAZAPARES
6 - AMPLIACION GUADALUPE

STAKED MINERAL CONSESSIONS

7 - DAKOTA
8 - STRATUS
9 - RUBIA
10 - RUBIA FRACTION-1
11 - RUBIA FRACTION-2
12a - LOS ABUELOS FRAC OESTE
12b - LOS ABUELOS FRAC ESTE
13a - RUBIA 2
13b - RUBIA 3

EL CORONEL MINERAL CONSESSION

14 - LA MALINCHE
15 - LA FLOR DE ORO
16 - MONTANA DE ORO
17 - LA BONANZA
18 - VENADITO II
19 - BOLA DE ORO
20 - SAN CRISTOBAL
21 - MERLIN
22 - EL CARMEN
23 - LA VERDE
24 - LA MORENA

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 4 - 3

November 2005

4.3 Staked Concessions

The Staked Concessions consist of nine (9) mineral concessions that were staked for and are owned 100% by Minera Monterde. Seven (7) of the Staked Concessions are titled and two (2), Rubia 2 and Rubia 3, have recently been staked and the issuance of titles is pending. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4-1.

4.4 Surface Rights

An agreement is in place, the "Ejido" agreement, with the local community with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and mine production on the concessions.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

TABLE 4-1
MONTERDE PROPERTY

Monterde Concessions	Title	Title	Nature of	Area in
Name	Number	Type	Ownership	Hectares	Expiry Date
Group 1
Monte Verde	209794	Exploitation	(B)	26.0000	08/08/2049
Los Hilos	209793	Exploitation	(B)	6.0000	08/08/2049
El Carmen	210811	Exploitation	(B)	11.0000	11/29/2049
El Carmen II	209795	Exploitation	(B)	22.0000	08/08/2049
Group 2
Anexas de Guazapares	212541	Exploitation	(B)	20.0000	10/30/2050
Anexas de Guazapares	212552	Exploitation	(B)	18.8947	10/30/2050
Anexas de Guazapares	212542	Exploitation	(B)	9.7535	10/30/2050
Group 3
Anexas de Guazapares	112692	Exploitation	(B)	90.0000	04/08/2011
Group 4
Ampliacion Guadalupe	209496	Exploration	(B)	59.0799	08/02/2005(1)

El Coronel Concessions
La Bonanza	192039	Exploitation	(A)	98.2751	12/18/2041
Montaña de Oro	205334	Exploitation	(A)	183.0045	08/07/2047
La Verde	217341	Exploitation	(A)	195.0000	07/01/2052
La Flor de Oro	217342	Exploitation	(A)	148.1485	07/01/2052
San Cristóbal	217344	Exploitation	(A)	196.1159	07/01/2052
El Carmen*	217345	Exploitation	(A)	10.8835	07/01/2052
Merlin	217346	Exploitation	(A)	3.9176	07/01/2052
La Morena	217348	Exploitation	(A)	53.5533	07/01/2052
La Malinche	217347	Exploitation	(A)	248.1107	07/01/2052
Bola de Oro	216991	Exploitation	(A)	100.6203	06/04/2052
Venadito II	217349	Exploitation	(A)	167.8195	07/01/2052

Staked Concessions
Stratus	219869	Exploration	(B)	45.1100	04/24/2009
Dakota	219107	Exploration	(B)	74.26	02/06/2009
Rubia	223447	Exploration	(B)	780.472	01/10/2011
Rubia Fraccion 1	223448	Exploration	(B)	23.49	01/10/2011
Rubia Fraccion 2	223449	Exploration	(B)	0.495	01/10/2011
Los Abuelos Frac Oeste	218532	Exploration	(B)	0.9416	11/21/2008
Los Abuelos Frac Este	218533	Exploration	(B)	0.1974	11/21/2008
Rubia 2	pending	Exploration	(B)	11,600.0000	pending (2)
Rubia 3	pending	Exploration	(B)	15,487.0000	pending (2)
	Total Area:			29,680.1399	hectares

Notes: (1) A replacement Exploitation title has been applied for and issuance is pending.

                  (2) The pending concessions have been staked and filed with the Mexican Mining Recorders office. Minera

Monterde is waiting for the issue of the title documents from the Mexican government. The total area is subject to adjustment based on the final determination of the size of the pending concessions.

*- Please note that claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading

Nature of Ownership:  (A) Minera Monterde is the registered owner of these concessions subject conveyance upon failure to make the remaining two (2) purchase payments totalling US$548,000 due on Feb. 14, 2006 and August 14, 2006.

(B)

Minera Monterde is, or will be, upon completion of registration, the registered owner of 100% interest these concessions.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The Items or Sections on the Monterde Property covering the following:

•

Accessibility, Climate, Local Resources, Infrastructure & Physiography

•

History

•

Geological Setting

•

Deposit Types

•

Mineralization

are described in detail in Burgoyne (2005) and not repeated in this report as there is no significant change in the information.  The report, entitled “Technical Evaluation Report, Mineral Resource Estimate L for Kimber Resources Inc. on The Monterde Property, Guzapares Municipality, Chihuahua State, Mexico and dated September 28, 2005” should be referred to for the above details.

Please see the Reference Section and www.sedar.com to review the report.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

5.0   Exploration

Past exploration work, including programs completed by Kimber, 2000-2005, Golden Treasure, 1998 & 1999, and prior programs carried out by others are covered in detail in the History Section of the Burgoyne (2005) report and published on www.sedar.com.

The exploration program, carried out by Kimber Resources on Monterde during 2005, has included reverse circulation drilling, core drilling, trenching and sampling on the Carmen Deposit and other structures. At the Carotare Deposit rock sampling, geological mapping, and reverse circulation drilling was initiated; the Carotare Deposit is located some 2.0 km to the west of the Carmen Deposit. The location of the Carotare Deposit and as well the Carmen Deposit and exploration grids along with geology and alteration is illustrated in Figure 5-1. Geology, mineralization and alteration are reported in detail in Burgoyne (2005).  The drill hole location plan for Caratore is illustrated on Figure 6-1.

Sections 5.0 and 6.0 must be read together for a full understanding of the drilling results.

From 1998 through July 2005 a total of 334 reverse circulation drill holes over 57,942 metres have been drilled on the Monterde property over six separate programs; the latter five programs since December 2000 totalling 57,182 metres, over 326 holes, have been managed and undertaken by Kimber. A detailed discussion on the property wide exploration is given in Burgoyne (2005). The breakdown of drilling on Carotare Deposit is given in TABLE 6-1.

The 2005 reverse circulation drilling program on the Carotare Deposit was directed at approximately 600 metres of strike length on the Carotare Shear Zone and related structures.  The Carotare structure was drilled by 28 holes totalling 4558 metres ranging from 74 to 236 meters total depth. At the Carotare Deposit drilling was on 25 meter spaced sections constructed perpendicular to mineralization trend of 315 degrees in two zones, Carotare West and East, separated by a stream valley (Carotare Creek).  Sections are numbered CT 29 to 38 and CT 41 to 47. The drilling method and interpretation of the drilling results is discussed below in Section 6.0, Drilling.  Core drilling (HQ diameter) for geological, metallurgical sampling and recovery study purposes on the Carotare deposit was initiated and continues.  A total of three drill holes in 2005 over 535 metres were completed.  Oriented drill logging is ongoing; assays and metallurgical studies remain to be done.

The area of alteration and mineralization at Carotare is much like the Carmen Deposit, although larger.  Drilling to August 2005 in the Carotare East Zone indicate a mineralized structure with grades and widths similar to the Carmen Deposit, extending along a length of at least 350 metres and to a depth of at least 200 metres.  In the Carotare West Zone, 200 metres to the west, drilling has defined mineralization along a length of 150 metres and to a depth of 200 metres.

The limited amount of reverse circulation drilling on Carotare indicates significant newly discovered gold – silver mineralization.  Substantial further reverse circulation drilling remains to be done.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Figure 5-1      large

Modified from Hitchborn and Richards, 2001
NAD 27
785000
786000
787000
788000
3056000
3055000
N
Carotare Deposit
Mineral Resource Esitimate "A"
Measured and Indicated:
2.7 MT @ 0.82 g/T Au, 29 g/T Ag
Inferred:
3.8 MT @ 0.85 g/T Au, 25 g/T Ag
Carmen Deposit
Mineral Resource Esitimate "L"
Measured and Indicated:
19.5 MT @ 0.87 g/T Au, 57 g/T Ag
Inferred:
7.4 MT @ 0.99 g/T Au, 39 g/T Ag
Veta Minitas Deposit
Mineral Resource Esitimate "A"
Measured and Indicated:
0.9 MT @ 0.71 g/T Au, 91 g/T Ag
Inferred:
0.4MT @ 0.37 g/T Au, 69g/T Ag
Carotare Drilling
see Fig 6-1
Carotare
Los Alos
El Orito Norte
El Orito
Las Minitas
Carmen
Carmen 2
Dome
Dome 3
Dome Fault
Los Hilos Cob
Cocob
Active gambusino working, 50m deep, with skip, reported 3g/t Au.
Prospect
Outcrop Hematite, silica, breccia
Outcrop Hematite, silica, breccia
Drift in Qtz - Argillized Lithic Tuff
Initial exploration returned anomalous Au
CERRO LA MINA
LEVEL"0"
De Nada
CT50
CT40
CT30
TxTL
WLT
Tbx
FTU
FTUa
Pfq
Ppb
Pq
OBS
Pfq (Ppb?)
LVSa
LEGEND
Upper Cretaceous to Lower Tertiary
Pre-Mineralization Pyroclastics, Flows and Dikes
OBS Obsidian dikes (Obs), fresh, no hydrothermal alteration.
WLT Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU/FTUa Non-welded fragmental tuffs(FTU) and associated flow-banded dikes(FTUa) that in outcrop grade into each other.
Tbx Coarse grained tuff breccia, andesitic fragments range in size from 2.5cm to 2m.
TxTL Fine-grained crystal lithic tuff, white to light grey, slightly to moderately welded.
Pfq Ppb Pq Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass, and plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts. Outcrop occurrence is as small plugs and dikes.
LVSa Lower Volcanic Sequence (LVS), porphyritic andesite, with plagioclase phenocrysts, propylitic alteration
Alteration
Phyllic, argillic, quartz vein stockwork.
Hematite
Silica breccia
Structure
Shear/Fault
Roads, unimproved
Contours, metres asl
Adit and old workings
0
200
400
metres
Kimber Resources Inc.
MONTERDE PROJECT
GEOLOGY AND MINERALIZATION
FIGURE 5-1
November 2005

6.0

 Drilling

6.1 Reverse Circulation

All drilling included in Resource Estimate A has been by reverse circulation (RC), a percussion drilling method.  In this type of drilling, the rock is broken into small pieces by a mechanical hammer and the chips are removed from the hole, increasing the depth.  In most modern exploration drilling, the hammer is at the bottom of the drill string (down-hole hammer), just behind the bit and is powered by compressed air.  The exhaust air from the hammer is used to blow the cuttings to surface.  In contacting the drill hole wall, the chips may be contaminated by the wall rocks, so in RC drilling a double-walled drill tube is utilized.  The compressed air is blown down the annulus between the two tubes, and after energizing the hammer it returns to surface with the cuttings via the larger central tube, thereby preventing contact and contamination with the wall rock.  At surface, the cuttings coming from the centre tube are diverted to the sampling equipment.  A portion of the exhaust air and hence sample is allowed to blow up the outside of the drill string to remove wall rock fragments that fall into the hole.  RC drill holes are cased for approximately 2 meters, with a 150 mm steel casing pushed into a 150 mm hole drilled by an outside casing bit.  A “casing bowl” is placed on the top of the casing.  It includes a rubber-gasket that seals the outside of the drill pipe “T” with a valve to allow the control of the volume of material blowing up the outside of the drill pipe.

RC holes are started dry, but normally are completed “wet” when moisture in the ground near the water table causes the cuttings to cake.  At this point a small amount of water is injected with the air to ensure sufficient fluid flow such that the cuttings do not stick to the drill pipe or sampling appliances.  With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer’s efficiency and greatly slow production.  At Monterde it is necessary to provide a compressor to double the air available, and a booster compressor to increase the pressure.  With this equipment, holes have been satisfactorily completed to 300 meter depth, the limit of drills employed, to lift the pipe from the hole.

A conventional style bit was employed for all holes on the Carotare deposit.  This type of bit has the exhaust air from the down-hole hammer blowing out the face of the bit and up groves in the sides to a “cross-over interchange” immediately behind the hammer, where it enters the centre tube.  Rock chips produced by this type of bit are generally less than 3 mm across

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs. To minimise drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 metres long versus a truck mounted rig length of 20 metres or so.  The compressor capacity of the drill rigs was rated at 750 cfm/350psi for one and at 900 cfm/350psi for the other.  A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal accuracy of generally better than 20 cm and a vertical accuracy better than 20 cm. Drill hole deviation was measured by gyroscope-based unit manufactured by Silver State Surveys Inc. The precision of this type of instrument is 0.1° in azimuth and dip. Field accuracy is probably ± 1-2°.  Note Appendix A.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The 2005 drilling on the Carotare zone was directed at approximately 600 metres of strike length and over a width of 100 to 150 metres on the Carotare Shear Zone; the drill holes varying from 74 to 238 metres in length.  Note Table 6-2.  On the Carotare Deposit, drill hole spacing was generally on 25 meter spaced sections perpendicular to mineralization trends on Sections CT 29 to 38 and CT 41 to 47.  For the purpose of Mineral Resource Estimate A, all drilling was projected back to the closest 25 m spaced section.

TABLE 6-1

MONTERDE PROPERTY

 DRILLING ON CAROTARE  DEPOSIT

	Meterage	Number of Drill Holes
Reverse Circulation
Carotare Deposit – CTR Holes	4,558	28

Core
Carotare Deposit – CTC Holes	535	3
TOTAL– ALL DRILLING	5,093	31

All of the analytical data from holes drilled on the Caratore Deposit were incorporated into Estimate A.  Basic investigative statistics were applied, including gold and silver grade histograms, probability plots, and sample quality control and quality assurance statistical analysis. Note Sections 9 & 12.

The summary drill hole data are given in Appendix A; this details drill hole locations, lengths, azimuths, dips, and collar elevations and holes with down-hole surveys. Appendix B lists the mineralization intervals equal or greater than 0.3 g/t gold, and equal or greater than 35 grams per tonne silver and less than 0.3 grams per tonne gold, for all drilling completed to date on the Carotare Deposit.

The plan location of the drill holes and Cross Sections are illustrated on Figure 6-1 for Caratore Deposit.      The drill hole cross-sections, entitled CT 29 to 38 and 41 to 47 were constructed on 25 meter intervals for estimation of the mineral resource that is outlined in Section 12. These drill sections illustrate surface topography, drill hole intercepts greater or equal to 0.3 grams/tonne gold, and intercepts greater or equal to 35 grams per tonne silver and less than 0.3 grams per tonne gold.

The calculated true widths are given in Appendix B.  The value of the true width is limited in the methodology used, namely, projection of the mineralized intervals onto regular sections with areas calculated by Autocad and tonnages calculated from section.  True widths are in the order of 65% to 85% of the reported mineralized intercepts.

The drill holes on the Carotare deposit have been drilled generally on a 225 degrees azimuth on the east part of the deposit, but also in a 190 - 210 degrees azimuth on the west part of the deposit on Sections CT 43-47.  The predominant structural trend of mineralization is 315 degrees with dips to the northeast of 65 to 75 degrees.

Drilling has been positioned to generally intersect the mineralization perpendicular to the trend and 65 to 85 degrees to its dip.  The west-northwest and east-southeast ends of the deposit are open and undefined.  The deposit is also open at depth and for parallel structures to the northeast and southwest.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The drilling contractor completed the drilling in an efficient and correct manner.  The collection of the samples, the location of the drill holes, the drill holes orientations, the analyses, and the quality control/quality assurance program on the collection and analyses of samples was conducted to industry standards.

1.2

 Core Drilling

Core drilling (HQ diameter) was completed for bulk density measurements, geological, metallurgical sampling and recovery study purposes, and geotechnical studies on the Caratore deposit.  A total of 3 drill holes (CTC series) over 535 metres were completed in 2005. The core drill locations and lengths are given in Appendix A.  These core holes are in the process of being geologically logged prior to analyses and metallurgical studies; consequently there were no core assays available at the time of preparing this report to compare to reverse circulation drilling results.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Figure 6-1     large

Modified From Hitchbom and Richards, 2001
Topography and planimetry: Delta Aerial Surveys, 2002
N
3056000N
3055500N
786000E
786500E
CTR-01
CTR-02
CTR-03
CTR-04
CTR-05
CTR-06
CTR-07
CTR-08
CTR-09
CTR-10
CTR-11
CTR-12
CTR-13
CTR-14
CTR-15
CTR-16
CTR-17
CTR-18
CTR-19
CTR-20
CTR-21
CTR-22
CTR-23
CTR-24
CTR-25
CTR-26
CTR-27
CTR-28
0 25m 50m 75m
metres
LEGEND
CTR-08
Drill Hole Projection
Kimber Resources Inc.
MONTERDE PROJECT
DRILL HOLE LOCATION MAP
CAROTARE TARGET
Figure 6-1
November 2005

7.0    Sampling Method and Approach

All of the RC drill hole data from the Carotare Deposit obtained, during 2005, was used in obtaining Resource Estimate A.

The drilling, for Mineral Resource Estimate A on the Carotare Deposit, by Layne Drilling, was conducted with reverse circulation rigs and includes reverse circulation drill holes CTR 01 through CTR 28.

The drill hole collars were surveyed using a differential global positioning method. As the holes are still open, and in very good condition, down hole surveys for dip and azimuth were completed on all of the drill holes.  Note Appendix A.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

A series of sample duplicates, blanks, and reference samples served as quality assurance and quality control.  Samples were collected on a 2-metre sample interval.  The samples were prepped in Hermosillo, Mexico by Chemex Labs and shipped to Chemex Labs in Vancouver for analyses.  Assays for gold were fire assayed with an atomic absorption finish.  Silver assays were four acid digestion (hydrochloric, nitric, perchloric and hydrofluoric) during the 2005 program. Note Section 8.0.

The comprehensive quality assurance and quality control program by Kimber consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory sub sampling protocols is presented in Section 9.0.

On the Carotare Deposit limited core drilling of 535 metres over 3 holes was completed in 2005.  The core drill holes (CTC series) are currently being logged at the Kimber field office site at Monterde, split, and those samples designated for assaying and metallurgical studies will be delivered to Chemex and  Process Research Associates.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

8.0   Sample Preparation, Analyses & Security

8.1 Sample Preparation & Analyses

As the reference samples and quality control measures are discussed in Section 9.0, only the analytical laboratory sub sampling protocol preparation and analyses procedures are detailed in this section.

Employees, officers, directors or associates of Kimber were not involved in the sample preparation~~.~~

Reverse circulation drill samples, collected by Kimber Resources Ltd. during the 2005 program, were submitted to the ALS Chemex Laboratory in Hermosillo, Mexico; here they were dried if needed, then weighed.  The entire sample was then crushed to 90%, passing 2 millimetres or 10 mesh.  A 2000-gram sub sample was riffle split from the original sample.  Splitter rejects are saved in the Kimber warehouse in Hermosillo.   The 2000-gram sample was then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill.  Approximately 160 grams of pulverized sample pulp was split from the 2000-gram sample; the sample pulps were shipped to ALS Chemex Vancouver for assay.  Pulverized reject was saved and is stored in the Kimber warehouse in Hermosillo.

Gold assay was of a 50-gram sample by fire assay, atomic absorption finish. Gold over limits, greater than 10 grams per tonne gold, were reassayed by fire assay, gravimetric finish.  Silver was analysed by the four acid digestion method(hydrochloric, nitric, perchloric and hydrofluoric) with over limits (>2000g/T) reassayed by fire assay, gravimetric finish.

8.2 Site Security and Chain of Custody

While onsite, the samples were placed in a locked room prior to pickup. Kimber personnel or ALS Chemex staff or contractor transported the samples to the ALS Chemex laboratory in Hermosillo, Mexico.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

9.0   Data Verification

9.1 Summary Comments

Kimber Resources Inc. monitors the quality of the reverse circulation drilling analytical database through a Quality Control/Quality Assurance program instituted by Mr. J.B. Richards, P.Eng., the company’s internal Qualified Person, at the initial project planning stage prior and continued for all subsequent drilling programs. Four types of samples were used.  These included “field blanks”, "standard or reference samples", "drill sample duplicates" and "ALS Chemex internal reference standards".

The quality control/quality assurance program methods detailed below ensured that the reverse circulation drill hole sampling for two (2) meter intervals by Kimber were to good industry standards and the analyses reported by ALS Chemex Laboratories for these respective samples accurately represent the grade of the drill hole material.

Historically in 1998 Golden Treasure Explorations had essentially no data verification scheme in place other than assay duplicates, as was customary at that time.  As modern assay laboratories generally have excellent chemistry sections, the duplicate results were wholly satisfying.

Data verification of the drill hole samples and data collected to the end of the 2002 and 2003 programs, was undertaken by the author, (Burgoyne, 2003, 2004).  The methods in place at the time for the above outside Q.P. review, have been unchanged since, and are summarised in Section 9.2.

9.2 Quality Control and Quality Assurance Program

Introduction

Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks. Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream; field duplicates indicate relative accuracy of the sampling and assaying processes.

 Field Blanks

A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver.  It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank used was RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized.  It had the advantage of being of the same geologic matrix as the production samples, but the disadvantage of not having been previously blended and assayed.  The sample blanks included in the assay stream did not return uniformly zero results, but they did serve the purpose for which they were intended: namely to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying.  The 711 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory. Only one sample following an “ore grade” sample has shown elevated grades that could suggest possible contamination from the preceding sample.  Occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken has cut weak stringers of mineralization, and also that very occasionally tags from the blanks occasionally get swapped with tags from the normal sample stream.  The field blanks are blind to the preparation and assay laboratory.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no contamination once the samples had left the field.  The data is illustrated in Figure 9-1, below.

FIELD BLANK ASSAYS

FIGURE 9-1

Reference Samples

A reference sample is mineralized material that has been previously assayed that is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for contamination within the assay laboratory.  They are introduced into the sample stream at the preparation laboratory as a shipping pulp.  The reference samples are designed to be blind to the assay laboratory.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 grams per tonne gold and 119 grams per tonne silver (K02LA), and a moderate grade containing 6.2 grams per tonne gold and 212 grams per tonne silver (K02MB). CDN Labs of Vancouver prepared the two mineralized standards from the 2000 program drill cuttings from Monterde. The grades were determined by “round Robin” analyses of ten samples sent to each of six Canadian assay laboratories for a total of sixty assays for gold and silver for each standard. Two more Two reference samples were produced in 2004 on the exhaustion of the 2002 standards.  The were marked K04LC and K04MD and were again low and intermediate grades, 0.5g/T gold, 80.9g/T silver and 7.5g/T gold and 269g/T silver respectively.  The results of the standards assays are depicted below in Figures 9-2 and 9-3, sorted by assay certificate number. The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report for Carmen Deposit, (Cukor et al, 2004).  Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES
K02LA
K04LC
160
120
80
Ag, ppM
0.8
0.6
0.4
Au, ppM
2002 Program
2003 Program
2004 Program
2005 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20050909
JB ENGINEERING Ltd

SILVER & GOLD ASSAYS OF LOW GRADE REFERENCE SAMPLES

FIGURE 9-2

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES
K02MB
K04MD
Ag, ppM
Au, ppM
350
250
150
9.0
7.0
5.0
250
200
150
7.0
6.0
5.0
2002 Program
2003 Program
2004 Program
2005 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
95% Confidence Band of Mean
Mean ± 15%
Silver
Gold
20050909
JB ENGINEERING Ltd

SILVER & GOLD ASSAYS OF MODERATE GRADE REFERENCE SAMPLES

FIGURE 9-3

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Sample Duplicates

Sample duplicates are identical samples taken at the source.  In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample.  If, as is usually the case, 1/8th splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate. Sample duplicates are normally taken at random intervals at about 1 in 20 samples.  The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample.  Sample duplicates are useful in measuring the precision of the entire sampling/assaying process.

A total of 1254 sample duplicates are in the Carmen Deposit database.    The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in Figures 9-4 & 9-5 below, the Precision Charts, for gold and silver respectively.

THOMPSON-HOWARTH PLOT, PRECISION OF GOLD ASSAYS

FIGURE 9-4

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

THOMPSON-HOWARTH PLOT, PRECISION OF SILVER ASSAYS

FIGURE 9-5

9.3 Check Assays

In addition to the check assay work reported previously, (Cukor et al. 2004 pp 42 to 45), check assays were run on 37 samples to verify assay and pulping quality.

Based on standards, duplicate and check assays in addition to the laboratory’s QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

CHECK ASSAY RESULTS FOR GOLD

FIGURE 9-6

CHECK ASSAY RESULTS FOR SILVER

FIGURE 9-7

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

9.4 Due Diligence by Author

The site visit in September 2005 permitted review of drilling sites, drill roads, drilling protocol, quality assurance / quality control procedures, underground adits and drifts, and exploration surveys on the Carotare and Carmen Deposits.

Due diligence studies completed by the author also include those field site visits completed during November 2001, November 2002, May-June 2003, and September 13 and 14, 2005 and the subsequent data and office compilation.  In detail they include:

•

A detailed review of drilling protocol and methods and the quality control and assurance program during the 2002, 2003, 2004, and 2005 drilling programs.

•

Field geological reviews of the property.

•

The location of all previous and new drill hole locations, surface trenches and old mine workings.

•

An inspection of the old underground workings on the Carotare Deposit and on the Carmen Deposit (Levels 1 and 3 and the underground Los Hilos adits of the old Monterde mine).

•

A review of all technical reports and many maps and sections dealing with the property.

•

Technical discussions with the representatives of Kimber Resources.

•

Detailed review and calculation-estimation of Mineral Resource Estimate A for the Carotare Deposit, prepared by Kimber personnel, including the detailed audit and review of resource estimation parameters, the measurement of resource blocks with respect to thickness, dip, and strike length, the calculation of all mineralized intercept gold and silver grades along with calculation of tonnes, grades and contained silver and gold for resource blocks.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

10.0   Adjacent Properties

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico.  Within a 300 kilometre length of the belt there are five gold-silver projects at or close to feasibility status. In the north, about 150 kilometres south of the U.S. border, is the Dolores gold-silver property of Minefinders Corporation Ltd. With over 400 holes drilled, a feasibility study is understood to be imminent. To the south west of Dolores, is the Mulatos gold deposit of Alamos Minerals Ltd. A positive feasibility study for an open pit operation was completed recently. Between Mulatos and Kimber’s Monterde property is the Ocampo district where a large amount of drilling by Gammon Lake Resources Inc. has outlined both underground and open pit gold deposits.  A feasibility study on the Ocampo deposits is awaited. Some 60 kilometres directly south of Monterde is the El Sauzal property from which first production by Glamis Gold Ltd. is expected.

A schematic map showing the locations of these five advanced properties in the northern Sierra Madre Gold Belt can be seen on the Kimber web site www.kimberresources.com.

Disclaimer (as per NI 43-101.F1): The information above is provided from News Releases by other parties, and has not been verified by Kimber Resources Inc. nor Burgoyne Geological Inc., and from a brochure published on "Sierra Madre Gold-Silver Belt" (2001) by Minefinders Corporation, National Gold Corporation, Golden Goliath Resources Ltd., Kimber Resources Inc., and Gammon Lake Resources Inc.  The information on adjacent properties is not necessarily indicative of the mineralization on the Monterde Property.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

11.0

Mineral Processing & Metallurgical Testing

11.1 Introduction & Background

There have been no metallurgical nor beneficiation/recovery studies completed for gold and silver mineralization on the Carotare Deposit.  The following data below is for information purposes only and concerns metallurgy and recovery studies for gold and silver mineralization exclusively on the nearby  Carmen Deposit.  The mineralization on and alteration on Carotare Deposit is similar to Carmen Deposit except drilling to date gives lower silver content for mineralization.  Carotare Deposit silver content for measured and indicated resource averages 29 g/tonne versus 57 g/tonne for the Carmen Deposit.  The gold content of the two deposits are similar.

11.2 Historic

Historically the Monterde mine (now part of Carmen Deposit) recovery, from cyanide vat leaching, ranged from 85 to 90% gold and 65 to 70% silver.

There has only been limited reported metallurgical testing of the Monterde gold-silver bearing mineralization.   In 1995 Minera Sonoro S.A. de C.V completed two cyanide column leach tests and in 2000 Atna Explorations completed eight cyanide bottle roll tests.

The work by Minera Sonoro S.A. de C.V., a consulting company, between September 1995 and February 1996 (Minera Sonoro, 1996) gave gold recovery on minus 4-inch surface trench material from the Carmen Shear Zone over the surface projection of the historic Monterde mine.  Two samples gave a 58% recovery on a head grade of 2.11 g/t gold and 81% recovery on a head grade of 0.93 g/t gold.  Silver recovery was 8% and 42% on head grades of 84.9 and 32.8 g/t silver, respectively. The lime consumption varied from 5.7 to 9.1 kg/tonne and cyanide consumption from 0.74 to 1.35 kg/tonne. The first sample, with the lower gold and silver recoveries, was reported to need more lime and had a too low of a pH; the first sample results are therefore probably not representative. The first column was run for 62 days and the second for 32 days. The information is considered relevant but the report is not signed nor authored although the results are printed on the company letterhead.  It also appears that Minera Sonoro supervised the extensive analyses themselves and used American Assay laboratories and Geoquimica de Mexico, S.A. for analyses.  Clearly the study was remiss in that only minus 4-inch mineralization gold and silver recovery rates were tested; further study should have been done to compare these recoveries, to say, minus 1/2 inch mineralization.

Atna’s eight bottle roll tests from the Carmen Deposit, done by the BC Research Council (Vos, 2001), were based on gold cyanide recoveries over a 24 hour basis as opposed to the standard 72 hour time frame. The samples were from drill cutting rejects obtained during the Kimber drilling program. Apparently the pH and cyanide contents were not properly monitored; nevertheless the gold recoveries varied from 68.5 to 90.5%, with most in the 80 -90% ranges.  The lime consumption varied from 6.19 to 10.19 kg/tonne and cyanide consumption varied from 0.66 to 1.56 kg/tonne. The recovery values for silver are neither meaningful nor satisfactory, as there were no proper silver head grade analyses.

It was concluded that a recognised leader in the metallurgical field should do metallurgical testing on representative gold and silver mineralization.  Kimber subsequently currently did this, as outlined below.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

11.3 Kimber Resources Inc. Work

The work by A. A. Burgoyne, P.Eng, (Burgoyne 2002) for sixteen representative mineralized pulp samples from reverse circulation holes on the Carmen Deposit gave average gold recovery ratios of "cyanide gold extractable" to "fire assay gold" of 95 to 97%.

During 2003 Kimber completed a gold and silver cyanide (cyanide assays) recovery test program on 150 gold and silver bearing samples from rejects of 11 drill holes over the length and depth of the Carmen deposit. The objective of the test-work was to determine if there is some mapable variation in silver recovery that should be considered in sample site selection in ongoing metallurgical work.  Note Richards (2003). The gold recovery by the test-method employed was excellent, but not necessarily indicative of commercial heap leach conditions. There have never been any indications of problems in gold recoveries.  Silver recovery by commercial heap leach methods in large bulk tonnage oxidized deposits is generally much lower than gold mineralization and consequently silver cyanide recovery tests are expected to also be lower than gold recoveries.

The program consisted of 24 hour cyanide assays of RC cuttings previously assayed by the normal assay protocol. The cyanide assays were done by the protocol below on existing pulps. All pulp reduction was done by splitting. All pulps were rolled before the assay aliquot was taken and analysed as per the following:

•

Au-AA13, (Chemex analyses code): 100g of pulverized sample, 1:3 solid to solution ratio, 0.3% CN, 24 hour open bottle rolling, Ph testing and adjustment after ½ hour and Ph measured by paper, and reported at conclusion. Samples with Ph below minimum will be repeated. Au and Ag by AA on solution, plus cyanide concentration by titration.

•

Leach tails filtered, washed, dried and pulverized, and assayed by Au-AA23 and Ag-

      AA62 Chemex analyses codes.

Since the objective is to determine if there were spatial variations in silver recovery, the assay data were matched with the X,Y,Z coordinates of the samples from the drilling database. In addition, the vertical depth of each sample was determined by comparison of the sample location with the topographic surface data. The data analysis was accomplished by plotting silver recoveries and tail grades against sample locations, depths and elevations.

These tests gave an excellent gold recovery from 60% to 99.8% and averaging 95.8%.

The silver recovery varies over a wider range of 15% to 87% and there is a strong correlation between recovery and grade and depth of the mineralization. The grade-weighted recovery of silver in the upper 100 meters of the resource is reported at 55% by Kimber.  The silver to gold ratio of this material is 95:1 while deeper mineralization averages 28:1.   Also, it should be stressed that a limited number of samples, totalling in the order of 84, have been tested that are less than 100 meters in depth on the Carmen deposit.  This preliminary work for mineralization less than 100 meters was done for three areas of the Carmen deposit.  The North, Middle and South portions of the deposit gave the following silver recoveries for the differing silver grades as illustrated in Table 11-1.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

TABLE 11-1

	CARMEN DEPOSIT, <100 METERS
	SILVER RECOVERY vs. SILVER GRADE

	North Part	Middle Part	South Part
Ag Grade, g/t	Approx.	Approx.	Approx.
	Recovery %	Recovery %	Recovery %
50	30	25	25
100	38	40	30
200	51	70	45
250	58	85	50

Initial metallurgical beneficiation research work was initiated in late 2003 and early 2004 and is continuing in 2005 on the deposit in an effort to determine the optimum metallurgical recovery methods for different grades of silver and gold mineralization.  On the Carmen Deposit during 2004 and 2005, core drilling (HQ, and PQ diameter) program was undertaken to provide samples for bulk density measurements, metallurgical studies including recovery and other studies. Process Research Associates of Vancouver completed ninety three (93) cyanidation bottle-roll tests in 2004 on material from core drill sample crusher rejects.  Gold and silver metallurgical recoveries are tabled below.

TABLE 11-2

CARMEN DEPOSIT  - GOLD & SILVER METALLURGICAL RECOVERIES

BOTTLE ROLL TESTS ON DRILL CORE CRUSHER REJECTS

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	14

Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.9	97.9	41.3	58

The "Relative Standard Deviation” given in Table 11-2 is a measure of the uncertainty of the average of the results.

Further studies are required to determine actual results achieved by a processing plant.  Previous work in 2003 and 2004 on two composite samples and eleven 400 kg bulk samples respectively gave a similar range of results.  A petrographic/ mineralogy study is in progress to help in understanding the factors controlling the recovery variations.

This metallurgical work is being carried out by Process Research Associates (PRA) under the direction of Laurion Consulting Inc. of Vancouver.  This work is looking at metal recoveries obtained from conventional milling, conventional heap leaching and a combination of milling and heap leaching.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

12.0   Mineral Resource

  12.1 Mineral Resource Estimate Summary – Carotare Deposit

The 2005 reverse circulation drilling program on the Carotare Deposit totalled 28 holes over 4563 meters which form the database for Mineral Resource Estimate A.  This 2005 program consisted of reverse circulation drill holes within the 600 metre length of the Carotare structure that was explored and examined by previous “old time” prospectors and miners.  The drilling program on Carotare was largely exploratory on 25 metre sections (with limited in-fill drilling) and was directed at advancing the known gold-silver mineralized mineralization, defined by reconnaissance rock sampling and prospecting, to the mineral resource stage.

The 2005 drilling program has defined about 42% of Mineral Resource Estimate A tonnage as measured and indicated, and about 46% and 42% of the gold and silver resources, respectively, in this category.

Following previous practice, based on extensive resource calculations on Carmen Deposit, Estimate A for Carotare, is based on two cut offs - mineralization above 0.3 grams per tonne gold or above 35 grams per tonne silver and less than 0.3 grams per tonne gold. This new and current Mineral Resource Estimate A is summarized in TABLE 12-1 and detailed in Section 12.4

TABLE 12-1
CAROTARE DEPOSIT
MINERAL RESOURCE ESTIMATE A
		Grade, G/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	1,680,000	0.81	29	1,370	49,100	44,000	1,580,000
INDICATED	1,020,000	0.83	29	838	29,400	26,900	945,000
MEASURED+INDICATED	2,700,000	0.82	29	2,210	78,500	70,900	2,520,000
INFERRED	3,780,000	0.85	25	3,210	92,900	103,000	2,990,000

BY CUT OFF
0.3 Grams per Tonne Gold
MEASURED	1,550,000	0.87	27	1,350	41,800	43,300	1,340,000
INDICATED	930,000	0.89	27	825	24,800	26,500	797,000
MEASURED+INDICATED	2,480,000	0.87	27	2,170	66,600	69,800	2,140,000
INFERRED	3,440,000	0.90	23	3,080	78,000	99,100	2,510,000

35 Grams per Tonne Silver
MEASURED	129,000	0.15	57	20	7,290	629	234,000
INDICATED	85,600	0.16	54	13	4,590	431	147,000
MEASURED+INDICATED	215,000	0.15	55	33	11,900	1,060	382,000
INFERRED	267,000	0.17	54	46	14,300	1,490	460,000

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

12.2 Other Mineral Resource Estimates Completed on Monterde Property

Eleven historical resource estimates have been done on the Carmen Deposit of the Monterde Project - all of them using somewhat different parameters.  The first nine methods have been reported in some detail by Burgoyne (2002), Burgoyne (2004) and Cukor et al (2004).

The most recent estimate, Mineral Resource Estimate L on the Carmen Deposit, was detailed in Burgoyne (2005) and is a manual cross sectional resource estimate using all drill hole data that was extended from the 2400 meter elevation to below the depth of the old Monterde Mine workings at about 2000 meters.  Here 25-metre spaced drill hole cross sections were constructed, at a scale of 1:500, for estimation of the mineral resource. These drill and resource block sections illustrate surface topography, drill hole results for gold and silver in grams/tonne, drill hole intercept cut offs that average greater than 0.3 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.3 grams per tonne gold. A specific gravity of 2.30 was used based on extensive specific gravity measurement on drill core.

The cross-sectional method for Carmen Deposit (Estimate L) was completed using resource polygons on drill cross-sections and manually calculated during July and August 2005. The method of estimating this resource is very similar to that done for Mineral Resource Estimate A for the Carotare Deposit, which is detailed in Section 12.4.  This cross sectional manual Mineral Resource Estimate L, used as the base case for the Carmen Deposit commencing September 6, 2005, is given below.

TABLE 12-2

CARMEN DEPOSIT

MINERAL RESOURCE ESTIMATE L

		Grade, g/t		Contained Metal,Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	15,353,000	0.87	60	13,300	927,200	430,000	29,813,000
INDICATED	4,140,000	0.86	46	3,500	191,400	114,000	6,153,000
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

BY CUT OFF
0.3 Grams per Tonne Gold Cut Off
MEASURED	11,477,000	1.12	61	12,800	696,600	412,000	22,399,000
INDICATED	3,413,000	1.01	44	3,400	150,900	110,000	4,854,000
MEASURED+INDICATED	14,890,000	1.09	57	16,200	847,600	522,000	27,254,000
INFERRED	6,641,000	1.09	38	7,200	250,400	232,000	8,053,000

Less Than 0.3 Grams per Tonne Gold & Greater than 35 Grams per Tonne Silver
MEASURED	3,875,000	0.15	59	500	230,500	18,000	7,413,000
INDICATED	727,000	0.16	56	100	40,400	3,000	1,299,000
MEASURED+INDICATED	4,602,000	0.15	59	600	271,000	22,000	8,712,000
INFERRED	751,000	0.15	55	100	41,000	3,000	1,321,000

The assumptions, rules, and methodology developed for Mineral Resource Estimate L on the Carmen Deposit were applied to the current Estimate A of the Carotare Deposit subject to geological and structural reinterpretations and constraints.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

In November 2004 a resource estimate was completed by Mr. D. Cukor, P.Geo., in his capacity as Resource Geologist for Kimber, on the Veta Minitas deposit located 250 metres southwest of the Carmen Deposit.  The Veta Minitas is a 500 metre long structure hosting gold-silver mineralization. The Mineral Resource Estimate “A” is from 24 reverse circulation drill holes over a 150-metre strike length of the Vetas Minitas structure.  The metal grade cut-offs used were from drill hole intercept cut offs that average greater than 0.5 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.5 grams per tonne gold. A specific gravity of 2.65 was used.

Unlike the Carmen deposit, the Veta Minitas resources are not considered economically important at present.  The writer did not audit this resource estimate.

TABLE 12-3 VETA MINITAS DEPOSIT MINERAL RESOURCE ESTIMATE A
	Tonnes	Grade, g/T		Contained Metal, oz
		Au	Ag	Au	Ag
MEASURED+INDICATED	900,000	0.71	91	20,000	2,600,000
INFERRED	400,000	0.37	99	4,500	840,000

1.3

Drill Hole Histogram & Cumulative Frequency Statistics

The basic statistics of the assay data were analysed by histograms and cumulative probability plots to define country-rock and mineralized zone populations.  The assay data from the RC drilling, 2,291 samples constitute the whole of the assay data population on the Carotare deposit.

Gold Analyses

The histogram and cumulative probability plots of the gold assays suggest two lognormal populations, the background country-rock and the vein structures with an inflection in the cumulative probability plot at about 0.1g/T.  The inflection in the slope at about 0.1 g/T Au is taken to be the break between the country-rock and the mineralized vein population, see Figure 12-1.  The mean of all samples is 0.208 g/t, with a coefficient of variation (CV) of 3.282.

Figure 12-2 illustrates the histogram and cumulative probability of the 776 samples from the mineralized vein population.  The population mean is 0.567g/T with a CV of 1.921.  Note that in the cumulative probability charts in both Figures 12-1 and 12-2, the upper 10% of the populations form a relatively straight line, indicating that the higher-grade assays are an expected part of the population.  Care must be taken in modelling of the data so that higher grades are not spread unduly, but these data are reasonable and there is no reason for any adjustment of grade.

Silver Analyses

The silver population statistics are illustrated in Figure 12-3; mean 8 g/T and coefficient of variation of 3.  As with the gold mineralization, the upper percentiles of the cumulative probability plot are co-linear with the lower and represent an expected lognormal distribution. The slight upward inflection in the cumulative probability plot at 20g/T may reflect the change from the background and vein populations

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Histogram of Au Assays in RC Drilling, All Data
Number of Data 2291
mean 0.208
std. dev. 0.684
coef. of var 3.282
maximum 19.250
upper quartile 0.162
median 0.039
lower quartile 0.008
minimum 0.003
Frequency
0.160
0.120
0.080
0.040
0.000
0.001
0.01
0.1
1
10
100
Au,g/T

Cum. Probability,Au Assays in RC Holes, All Data
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.001
0.010
0.10
1.0
10.
100.
Au,g/T

FIGURE 12-1

HISTOGRAM and CUMULATIVE PROBABILITY PLOT GOLD ASSAYSFROM RC DRILLING – ALL

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Histogram of Au Assays in RC Drilling, Mineralized Zone Only
Number of Data 776
number trimmed 1515
mean 0.567
std. dev. 1.089
coef. of var 1.921
maximum 19.250
upper quartile 0.560
median 0.245
lower quartile 0.159
minimum 0.100
Frequency
0.160
0.120
0.080
0.040
0.000
0.1
1
10
100
Au,g/T

Cum. Probability,Au Assays in RC Holes, Mineralized Zone
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.10
1.0
10.
100.
Au,g/T

FIGURE 12-2

HISTOGRAM & CUMULATIVE PROBABILITY

GOLD ASSAYS FROM RC DRILLING, MINERALIZED ZONE ONLY

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Histogram of Ag Assays in RC Drilling
Number of Data 2291
mean 8.
std. dev. 28.
coef. of var 3.
maximum 745.
upper quartile 5.
median 1.
lower quartile 1.
minimum 1.
Frequency
0.500
0.400
0.300
0.200
0.100
0.000
1
10
100
1000
10000
Ag,g/T

Cum. Probability,Ag Assays in RC Holes
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
1.0
10.
100.
1000.
Ag,g/T

FIGURE 12-3

HISTOGRAM & CUMULATIVE PROBABILITY PLOTS

OF SILVER ASSAYS FROM RC DRILLING– ALL SAMPLES

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

12.4 Mineral Resource Estimate A - Carotare Deposit

Background

This cross sectional manual mineral resource Estimate L was prepared by Mr. D. Cukor, P.Geo., Mr. Alan Hitchborn, B.Sc., and Mr. J. Byron Richards, P.Eng, Geologist, Vice President Development, and Vice President engineering, respectively, for Kimber Resources Inc. from September through November 2005. The writer completed a   detailed review of the calculation and estimation of mineral resource Estimate A including the review of resource estimation parameters and procedures, the measurement of resource blocks with respect to thickness, area extent, dip, and strike length, the weighted calculation of mineralized intercepts of gold and silver grades along with calculation of tonnes, grades and contained silver and gold for the resource blocks. The writer spent one and one half weeks in November 2005 reviewing the cross sections, defining the resource blocks, and basically checking and confirming all calculations including all Autocad (ACAD) sections and excel spreadsheets and preparing this report.  This resource estimate is relatively comprehensive and includes all reverse circulation drilling on Carotare Deposit. The discussion of reverse circulation mineralized intercepts to core drilling is discussed in Section 6.2.  The resource estimate given in Table 12.1 is used as the base case for the Carotare Deposit.

The following Figures, Tables, Cross Sections, and Appendices are relevant to this Section:

Figure 5-1

    Geology and Mineralization of the Monterde District

Figure 6-1

    Drill Hole and Cross Section Location Map – Carotare Deposit

Table 12-1

    Carotare Deposit - Mineral Resource Estimate A Add Up Summary

Cross Sections

CT 27 to 38  & CT 41 to 47 Cross Sections Illustrating Resource Blocks

Appendix A

    Monterde Project - Carotare Deposit:  Summary Of All Drill Collar Data

Appendix B

    Monterde Project-Carotare Deposit: Reverse Circulation Drill Intercepts

Appendix C

    Carotare Deposit - Detailed Tabulation of Resource Blocks by Section

The Resource Estimate A is a cross sectional resource estimate using all drill hole data that ranged from the 2050 meter elevation to the 1750 meter elevation. Note Figure 5-1 illustrating the surface area of Estimate A.  The location of the drill holes and Drill - Resource Sections is illustrated on Figure 6-1. Appendix A gives information on location, elevation, drill dips, azimuths and drill hole lengths.  All drill hole intersection results are summarised in Appendix B.

The 25-metre spaced drill hole cross sections, entitled CTR Sections 29 through 47 were constructed in ACAD, for estimation of the mineral resource. The sections illustrating resource blocks are given in Cross Sections at the end of this section and cover the main Carotare structure. The individual gold and silver values going down the drill hole have been omitted as this would not be readable at the printed scale; however, the drill hole intercept summaries are reported in tabular form on the respective sections.   Working manual sections were printed at the appropriate scale for review, e.g., 1:500.  These drill and resource block sections illustrate the 0.1 g/t gold contour, surface topography, drill hole results for gold and silver in grams/tonne, drill hole intercepts that average greater or equal to 0.3 grams/tonne gold, and intercepts that have a cut off of 35 grams per tonne silver and less than 0.3 grams per tonne gold.

Drill Hole Assays sheets for drill holes have not been included in this report but are available for inspection at the Company Office.  Table 12-1 gives the resource summary. Appendix C gives the detailed tabulation of the mineral blocks on resource Cross Sections CT 29 to 38 and CT 41 to 47. For each Section in Appendix C there is a tabulation of the resource blocks with respect to dimensions, grades, tonnage, and contained metal.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Methodology

The following rules were adhered to in the resource calculation:

•

Polygons and/or parallelograms on cross sections were constructed in ACAD using both gold cut off at 0.3 grams per tonne, and 35 grams per tonne silver and less than 0.3 grams per tonne gold.

•

Drill intervals had to be at least 6 metres long at the cut-off grade to be included.

•

Internal waste blocks at least 6 metres could be excluded.

•

The blocks were then assigned the grade of the gold-silver interval, defined by the drill hole intercept that served as the basis for drawing the parallelogram or polygon.

•

The mineralized zones or polygonal blocks were drawn in cross section in Autocad; the calculated area measurements were taken directly from Autocad and pasted into Excel sheets.

•

A total of 94 bulk density measurements using the wax immersion method were completed on samples from eighteen Carmen Deposit drill core samples by Process Research Associates (2005) that weighed from 679.1 grams to 3101.0 grams; the average bulk density is 2.29. While no measurements have been taken on core from Carotare as yet, the similarities in lithology and alteration suggest a similar bulk density would be appropriate, hence 2.3 has been assumed.

•

Volume, tonnage and contained metal calculations were completed, for the different resource categories, using defined strike lengths and specific gravity.  Volumes and resulting tonnes were estimated by the following guidelines.

•

A Measured Resource was assigned to blocks up to 25 meters up and down dip from a given drill intercept, and up to 12.5 metres northwest and 12.5 metres southeast along strike for no more than a total of 25 metres along strike.

•

An Indicated Resource was assigned to blocks that start down and/or up dip from the measured resource blocks; block dip and strike lengths were no more than 25 metres.  Strike projection is 12.5 metres in both strike directions from the drill intercept or if the indicated block is located on strike from a measured block the projection is half the distance to the next drill hole from that point.

•

Inferred Resource blocks generally start from the end of Indicated resource blocks both up and down dip.  Block dip length was for a maximum of 100 metres and strike length was for never more than 37.5 metres in both strike directions from the drill intercept. The maximum extension down dip was to 1700-m elevation as based on the presence of mineralization in several deeper holes.

•

Surface prospecting and geological mapping and rock sampling data were used in projection of the resource blocks near surface.

The drill hole intersection results given in Appendix B represent metal grades for actual intervals that have been subsequently corrected to true width in the ACAD cross sections (Drill Resource CTR Sections 29 – 47), given at the end of this Section. The resource tonnage is calculated by multiplying the area of the resource block in section (where the intercept is corrected for true thickness) by the strike length and the bulk density.

•

None of the drill holes intersected old mine workings and there has been no historic mine production from the Carotare Deposit.

•

This is an in situ resource estimate and no strip ratio(s) have been calculated

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

13.0    Other Relevant Data and Information

An internal scoping study on the Carmen Deposit was completed for Kimber Resources in 2003 by Mr. Robert T. McKnight, P.Eng., MBA (McKnight 2003); the report is entitled Preliminary Assessment, Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico and dated July 3, 2003.  It is important to realize that this report is “dated” and historical in nature in that it used historical estimate Resource Estimate I completed in April 2003 (Burgoyne 2003) and at gold and silver prices significantly less (US $340 and $4.50, respectively) than the current (November 15, 2005) of over US$460 and US$7.50 for gold and silver, respectively.  Also, it assumed a total heap leach operation as opposed to conventional milling for part or all of the mineralization. For scoping purposes, a 3500 tonne per day open pit heap leach mining operation was assumed with an initial capital cost of US 26 million, and operating costs of $10.30 per tonne of ore processed, or $127 per equivalent ounce of gold.  Under the base case assumptions, the Monterde Project (Carmen Deposit), at its current early stage of development, demonstrates robust potential economics.   On a per equivalent ounce basis, cash operating costs average $127 per ounce and total cost, including initial capital, are $183 per ounce.  At a gold price of $340 per ounce and silver of $4.50 per ounce, after-tax Internal Rate of Return is 34.8% and Net Present Value after tax using a discount rate of 8% is C31.4 million.  Payback is 2.3 years from commencement of production.

This information is reported for information purposes only and is a preliminary guide to the economic payback using the resource, metal prices, and perceived mining and milling method at the time of estimation.

Kimber during 2005 continued mine development studies covering environmental baseline monitoring and sociological (-economic) studies were undertaken by Rescan Environmental Consulting.   Knight Piesold of Vancouver, BC undertook geotechnical studies.  All of the mine development studies are required for completion of a pre feasibility study on the Carmen Deposit.

Broader based development studies including environmental baseline monitoring, sociological and geotechnical studies will all have useful information and will assist in future development on the Carotare Deposit.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

LEGEND

Measured Block

Indicated Block

Inferred Block

Drill Hole

collar, trace and hole No.

CTR- 12

SCALE

0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT29

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 04
CTR- 12

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 04	64	70	6	0.20	35
CTR- 04	110	118	8	0.92	13
CTR- 12	82	88	6	0.51	2
CTR- 12	152	164	12	0.37	3

SCALE

0 20 40 60 80 100 metres

LEGEND

Measured Block
Indicated Block
Inferred Block

Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12 Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT
CAROTARE STRUCTURE
CROSS SECTION CT30
Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 12
CTR- 02
CTR- 11
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.
SCALE
0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CAREITARE STRUCTURE

CROSS SECTION CT31

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 12
CTR- 01
CTR- 10

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 01	0	20	20	0.57	51
CTR- 01	44	58	14	0.40	6
CTR- 01	66	76	10	2.49	54
CTR- 01	96	112	16	0.65	22
CTR- 10	2	10	8	0.68	70
CTR- 10	90	96	6	0.63	13
CTR- 10	170	184	14	0.47	1

SCALE
0 20 40 60 80 100 metres
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARDTARE STRUCTURE

CROSS SECTION CT32

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 03
CTR- 21
CTR- 03

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 03	6	26	20	1.11	13
CTR- 03	36	42	6	0.31	7
CTR- 03	78	94	16	0.87	94
CTR- 03	106	112	6	0.42	20
CTR- 21	0	12	12	0.46	13
CTR- 21	20	36	16	0.59	22
CTR- 21	42	56	14	0.80	9
CTR- 21	112	156	44	1.02	5
CTR- 21	178	184	6	0.44	2

SCALE

0 20 40 60 80 100 metres

LEGEND

Measured Block

Indicated Block

Inferred Block

Drill Collar

0.1 g/ton cut off Au

Drill Hole trace

CTR- 12 Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT33

Looking 315°

November 2005

JB ENGINEERING LTD

CTR-05
CTR-16
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR-12
Drill Hole No.
SCALE
0
20
40
60
80
100
metres

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR-05	10	28	18	0.38	11
CTR-05	66	80	14	0.53	8
CTR-05	92	100	8	0.39	20
CTR-05	146	160	14	0.36	2
CTR-16	12	36	24	0.73	19
CTR-16	46	52	6	0.53	2
CTR-16	74	114	40	2.02	11
CTR-16	150	160	10	0.53	2
CTR-16	180	202	22	1.24	10

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT34

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 06
CTR- 22
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.
SCALE
0
20
40
60
80
100
metres

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 06	0	6	6	0.33	15
CTR- 06	14	46	32	0.56	17
CTR- 06	78	126	48	0.69	15
CTR- 22	0	6	6	0.40	15
CTR- 22	12	18	6	0.32	13
CTR- 22	48	64	16	4.36	44
CTR- 22	72	84	12	2.94	65
CTR- 22	112	118	6	0.45	6
CTR- 22	144	156	12	0.79	2
CTR- 22	172	180	8	0.79	1

KIMBER RESOURCES INC

MONTERDE PROJECT

CAROTARE STRUCTURE

CROSS SECTION CT35

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 07
CTR- 08
CTR- 23

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 07	32	38	6	0.53	7
CTR- 07	66	72	6	0.35	22
CTR- 08	2	8	6	0.53	8
CTR- 08	18	26	8	1.31	17
CTR- 08	48	58	10	0.42	46
CTR- 08	58	64	6	0.05	61
CTR- 23	0	10	10	0.38	30
CTR- 23	26	32	6	0.57	15
CTR- 23	48	54	6	0.58	56
CTR- 23	70	110	40	0.88	76

LEGEND
SCALE
0 20 40 60 80 100 metres
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT36

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 09
CTR- 09

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 09	48	54	6	0.69	11
CTR- 09	70	80	10	0.74	5

SCALE
0
20
40
60
80
100
metres
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT37

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 26
CTR- 09

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 26	72	82	10	1.18	55
CTR- 26	124	130	6	0.56	6

SCALE

0 20 40 60 80 100 metres

LEGEND

Measured Block
Indicated Block
Inferred Block

Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12 Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT30

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 17
CTR- 28
SCALE
0 20 40 60 80 100 metres
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 28	118	126	8	0.531	93

KIMBER RESOURCES INC

MONTERDE PROJECT

CARDTARE STRUCTURE

CROSS SECTION CT41

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 17
CTR- 13
CTR- 18
C2BF-2 Calculated on Section CT43
SCALE
0 20 40 60 80 100 metres
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.
KIMBER RESOURCES INC
MONTERDE PROJECT
CARITARE STRUCTURE
CROSS SECTION CT42
Looking 315°
November 2005
JB ENGINEERING LTD

CTR- 14
CTR- 17
CTR- 13
CTR- 18
CTR- 20

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 13	16	26	10	0.49	4
CTR- 20	28	34	6	0.98	3

LEGEND
SCALE
0 20 40 60 80 100 metres
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT43

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 15
CTR- 14
CTR- 17
CTR- 18
CTR- 19
CTR- 20
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.
SCALE
0 20 40 60 80 100
metres

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 17	18	24	6	0.30	1
CTR- 17	30	36	6	0.78	2
CTR- 18	40	50	10	1.20	17

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT44

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 25
CTR- 15
CTR- 19
CTR- 14
CSB-I
LEGEND

Hole #	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)
CTR- 14	12	18	6	0.33	17
CTR- 14	50	62	12	0.67	7
CTR- 15	40	54	14	1.29	10
CTR- 19	40	46	6	1.92	9

SCALE
0
20
40
60
80
100
metres
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT45

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 24
CTR- 25
CTR- 15
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Collar
0.1 g/ton cut off Au
Drill Hole trace
CTR- 12
Drill Hole No.
SCALE
0 20 40 60 80 100 metres

KIMBER RESOURCES INC

MONTERDE PROJECT

CAROTARE STRUCTURE

CROSS SECTION CT46

Looking 315°

November 2005

JB ENGINEERING LTD

CTR- 24
CTR- 25
CASF-2 Calculated on Section CT45
CASF-1 Calculated on Section CT45
CASF-2 Calculated on Section CT45
CASF-2 Calculated on Section CT45
CTR- 24
CTR- 25
SCALE
0 20 40 60 80 100 metres
LEGEND
Measured Block
Indicated Block
Inferred Block
Drill Hole
collar, trace and hole No.
CTR- 12

KIMBER RESOURCES INC

MONTERDE PROJECT

CARITARE STRUCTURE

CROSS SECTION CT47

Looking 315°

November 2005

JB ENGINEERING LTD

14.0   Interpretation & Conclusions

1.  The technical field work, and office data compilation, including resource estimation procedures, reverse circulation drilling, analyses, quality control / quality assurance and reporting of data, completed by Kimber Resources on the Carotare Deposit, is of good quality and meets good practice industry standards.

2.  The objective of the exploration drilling program undertaken by Kimber in 2005 on the Carotare structure was to discover and define an additional resource. The reverse circulation drilling program confirmed the continuity and tenor of gold - silver mineralization.

3.  The Carotare Deposit is a volcanic hosted, low sulfidation, epithermal gold-silver deposit.  The deposit is located at a high level in the hydrothermal system.  Gold and silver mineralization is oxidized to depths of at least 200 metres.

4.  Gold and silver is found as disseminated, stock work and structurally controlled mineralization within splays and sub-parallel structures related to the main Carotare shear.  Mineralization has been defined over + 600 metres in strike length and to a depth of about 200 metres.

5. Mineral Resource Estimate A for the Carotare deposit within the Monterde Property, defined exclusively on reverse circulation drilling, contains the following mineral resource at an integrated 0.3 g/t gold, and 35 g/t silver and less than 0.3 g/t gold, cut offs:

Carotare Deposit – Resource Estimate A

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
MEASURED+INDICATED	2,700,000	0.82	29	2,210	78,500	70,900	2,520,000
INFERRED	3,780,000	0.85	25	3,210	92,900	103,000	2,990,000

6.  Some 2 km to the east of the Carotare Deposit, Kimber recently announced Mineral Resource Estimate L for the Carmen gold-silver deposit.  Details are given in Burgoyne (2005). This deposit, using the same gold and silver cut offs as Carotare Deposit, contains the following resource:

Carmen Deposit – Resource Estimate L (from Burgoyne 2005)

		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

7.  The primary exploration objective for the Carotare Deposit is to continue further reverse circulation drilling to increase the resource and upgrade the resource confidence by converting inferred portion of Mineral Resource Estimate A to the indicated and measured categories.

8.  There is high potential to convert the current inferred resource to the measured and indicated categories and to increase the global gold and silver resource.

9. Carotare deposit mineralization is open along trend to the east-southeast, to the west-northwest, at depth down dip, and on parallel structures to the northeast and southwest.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

11.  The Monterde Property is a target for gold and silver deposits that are potentially mineable by open pit - cyanide heap leach and/or conventional milling methods. Two major gold-silver deposits, Carotare and Carmen, have returned drill intercepts that are comparable in width and grade to past producing and presently operating open pit gold mines.  Drilling at Carotare has focused on approximately 600 metres of strike length out of at least +3000 metres of favourable structure presently known on the Property.

12.  In addition to the Carotare and Carmen Deposit, gold and silver mineralization is known to be present at other locales on the remaining Monterde District structures. Phyllic, argillic, quartz vein stock work, hematitic and goethitic alteration accompany the gold and silver mineralization.

13. At El Orito, gold mineralization was defined in a 2004 drill hole near an old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

15.  Substantial additional exploration and development work is justified on the Carotare Deposit and the Monterde Property.  A major exploration drilling program at Carotare is detailed in Section 15, Recommendations.  Previous exploration recommendations have been made for the Carmen Deposit and other exploration targets on the property in Burgoyne (2005).

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

15.0 Recommendations

The Carotare gold - silver deposit, located on the historic Monterde Property, should be advanced with substantial further exploration drilling and related surveys.  It is the author's opinion that the character and excellent drill results obtained to date by Kimber Resources Inc. on the Carotare Deposit are of sufficient merit to warrant the following programs as detailed below.  A program of continued exploration drilling to extend the deposit with limited in-fill reverse circulation drilling totalling 10,000 metres is recommended.  The in-fill drilling objective is to upgrade the current defined inferred resource class to measured and indicated categories.

The recommended exploration programs can be undertaken in conjunction with the exploration and development drilling and development programs on the nearby Carmen Deposit as detailed by the writer in Burgoyne (2005).

The following exploration programs on the Carotare Deposit are recommended:

•

A 10,000 metre drilling program on Carotare should continue to focus on an exploration reverse circulation program on 25-meter sections along strike. Additional drilling should be conducted on the splays and sub-parallel structures present in the hanging wall of the Carotare Shear system.

•

Carotare Deposit mineralization is open along trend to the east-southeast and west-northwest and down dip and consequently exploration drilling should be directed here.

•

The Carotare Deposit also remains to be defined on several postulated shears located north of the main Carotare Shear.

•

All CT Sections require further in-fill drilling to convert inferred resource to measured and indicated categories.

A minimum core drilling program of 1000 metres should continue on for a better understanding of geological and mineralization controls.

•

Detailed rock sampling and prospecting should continue on the Carotare Deposit and adjacent areas.

•

Detailed geological mapping (1:5000) should be completed on, adjacent, and distant to the Carotare Deposit.

The recommended exploration budget for this next phase of exploration on the Carotare Deposit, detailed in Table 15-1, totals CDN $1.8 million.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

TABLE 15-1

CAROTARE DEPOSIT

RECOMMENDED EXPLORATION PROGRAM & BUDGET

Program Duration 4 months				Rates/ Fixed			Estimates		Equivalent
	Currency			Costs	# of Units	$CDN	$US	$N	in $CDN
Fees & labour
Kimber employees
Project Geologist	$C			10000/mo	4	40,000			40,000
Engineers & geologists
Senior Mexican geologist		$US		365/day	93		34,066		41,561
Mexican geologist- 3 required		$US		300/day	280		83,999		102,479
Junior Geologist (4)				150/day	373		55,999		68,319
Community Liaison Officer		$US		225/day	93		21,000		25,620
Community Liaison Officer - Junior		$US		150/day	93		14,000		17,080
Camp manager		$US		225/day	93		21,000		25,620
Data - IT manager		$US		220/day	93		20,533		25,050
Engineer -modeller		$US		150/day	93		14,000		17,080
Mexican labour
Senior samplers - RC rig (3)			$N	200/day	280			55,999	6,437
Junior samplers - RC rig (3)			$N	175/day	280			49,000	5,632
Senior labourers (2)			$N	200/day	187			37,333	4,291
Junior labourers (8)			$N	175/day	747			130,665	15,019
Security guards (2)			$N	175/day	280			49,000	5,632
Camp cook, housecleaning (2)			$N	200/day	187			37,333	4,291
Plus 25% on Mexican labour, S.S.			$N	Fixed				89,832	10,326
Travel
Airfares, Vancouver-Mexico return	$C			1,400/trip	5	7,000			7,000
Taxis	$C			50/trip	10	500			500
Food & accommodation in town		$US		60/day	27		1,600		1,952
Food & accommodation at camp		$US		300/day	93		28,000		34,160
Truck registration and insurance		$US		1,200/day	1		1,200		1,596
Taxis			$N	180/trip	13			2,340	269
Fuel			$N	500/fill up	233			116,666	13,410
Camp Supplies & Communications
Camp supplies			$N	30,000/mo	4			119,999	13,793
Long distance	$C			800/month	4	3,200			3,200
Courier	$C			25/trip	16	400			400
Cell phone		$US		750/month	4		3,000		3,660
Satellite phone	$C			2,000/month	4	8,000			8,000
Drill permit		$US		2,000 fixed	1		2,000		2,440
RC Drilling
RC drill, mob+demob		$US		6,000 fixed	1		6,000		7,320
RC drilling, includes mud, survey		$US		38 / meter	10,000		380,000		463,600
Drill supplies		$US		2 / meter	10,000		20,000		24,400

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Core Drilling
Core drill, mob+demob		$US	6,000 fixed	0.5		3,000		3,660
HQ/NQ core, includes mud, survey		$US	75 /meter	1,000		74,999		91,499
Drill supplies		$US	2 /meter	1,000		2,000		2,440
Bulldozer
Bulldozer, mob+demob		$US	6,000 fixed	0.5		2,940		3,587
Bulldozer		$US	85/hr	960		81,599		99,551
Dump Truck		$US	6000/mo	2		12,000		14,640
Assays
Sample preparation - drilling		$US	5 /sample	6,667		33,333		40,666
Sample assay - drilling		$US	25 /sample	6,667		166,665		203,331
Sample preparation - rock chip		$US	5 /sample	667		3,333		4,067
Sample assay - rock chip		$US	25 /sample	667		16,667		20,333
Survey
Down-hole survey		$US	8,000 /month	4		40,000		48,800
Engineering
Autocad & drafting & map prep.	$C		46/hr	83	3,833			3,833
Reprographics	$C		20/sheet	167	3,333			3,333
Socio - Economic
Ocoviachi Ejido Improvement& Exploitation	$C		65,000	0.33	21,666			21,666
Monterde Ehido Improvement Fund			40,000	0.33	13,333			13,333
				Pre-tax totals	101,266	1,142,933	688,166	1,574,876
$CDN = $N8.7 (Mexican Pesos)				Taxes		171,440	103,225	228,862
$US = $C1.22				Total				1,803,738

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

16.0   References

Burgoyne, A.A., 2005:

Technical Evaluation Report, Mineral Resource Estimate L-Carmen Deposit for Kimber Resources Inc. on The Monterde Property, Guzapares Municipality, Chihuahua State, Mexico and dated September 28, 2005

Burgoyne, A.A., 2004:

Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 6, 2004

Burgoyne, A.A., 2003:

Technical Evaluation Report, Mineral Resource Estimate I for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 3, 2003

Burgoyne, A.A., 2002:

Technical Evaluation Report for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated January 22, 2002

Cukor, D., Hitchborn, A., Richards, J.B., 2004:

Technical Evaluation Report, Mineral Resource Estimate K for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico dated October 27, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Hitchborn, A.D., 2001:

Manual Cross-Sections for Resource Estimate H for Kimber Resources Inc. and dated October 29, 2001.

Hitchborn, A.D. and Richards, J.B., 2003:

Monterde Project Report including Resource Estimate I, Monterde, Chihuahua State, Mexico for Kimber Resources Inc., dated May, 2003.

Hitchborn, A.D. and Richards, J.B., 2001:

Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. dated August 2001.

Jones, Harold M., 1994:

 A Report on the Monterde Mine Property Orteaga Mining District, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Jones, Harold M., 1995:

Progress Report, Monterde Mine Property, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Joralemon, Ira B., 1944:

 Monterde Mine, Independent Engineering Report on the Monterde Mine dated October 25, 1944.

King, C. A., 1943:

 General Descriptive Report on the Monterde Mine, Geology, and Mineralization, dated July 25, 1943.

McKnight, Robert T., 2003:

Preliminary Assessment Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico for Kimber Resources Inc. dated July 3, 2003

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

Miller, Donald G., 1944:

Monterde Mine, Arteaga District, State of Chihuahua, Mexico, dated January 28, 1944.

Minefinders Corporation Inc., 2001: Company Press Release on Dolores Gold - silver property, Sierra Madre Gold Belt and dated June 7, 2001

Montgomery, J.H., 2000:

Initial Review Report on the Monterde Property for Kimber Resources Inc., dated March 10, 2000.

Process Research Associates (PRA), 2005:  Measure rock samples apparent specific gravity by wax immersion method – memorandum to Kimber Resources Inc. dated May 25, 2005

Richards, J.B., 2004:

Data Verification Section Report on the Monterde Property for Kimber Resources Inc., dated February 5, 2004.

Richards, J.B., 2003:

Cyanide Assay Test Results; internal Kimber Resources Inc. Memo dated June 25 2003.

Thompson, Michael, and Howarth, Richard J., 1976:

 Duplicate Analysis in Geochemical Practice; in Analyst, Volume 101, and pp. 690 - 698.

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Trejo Dominguez, Ramon, 1999:

Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

Vos, Rik, 2001:

Bottle Roll Cyanidation Results and Analysis of 16 Small Samples: letter prepared under auspices of BC Research Council for Mr. Peter DeLancy of Atna Resources Ltd., dated September 1, 2001.

-----------, 1997:

Work Report Of Minera Sonoro S.A. de C.V., Monterde Mine Property, Chihuahua, September 1995 -February 1996: unknown author, unsigned and non-dated report.

Respectfully Submitted

“A.A. Burgoyne”                (Professional Seal)

A.A. Burgoyne, M.Sc., P.Eng.

Dated November 22, 2005

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

17.0    CERTIFICATE - STATEMENT OF QUALIFIED PERSON

BURGOYNE GEOLOGICAL INC.
Consulting Geologists & Engineers
548 Lands End Road
North Saanich, BC, Canada
V8L 5K9
TEL / FAX (250) 656 3950

A.A. (Al) Burgoyne, M.Sc., P.Eng.

I Alfred A. Burgoyne hereby certifies:

1.

I am an independent consulting Geologist employed by Burgoyne Geological Inc. with residence and office at 548 Lands End Road, North Saanich, BC, CANADA, V8L 5K9.

2.

I graduated from the University of British Columbia in 1962 with a Bachelor of Science Degree in Geology and from the University of New Mexico in 1967 with a Master of Science Degree in Geology.

3.

I am a registered Professional Engineer in the Association of Professional Engineers and Geoscientists for the Province of British Columbia and am registered as a Fellow of the Geological Association of Canada.

4.

I have practiced my profession in excess of 42 years and have been involved in mineral exploration and development in Canada, USA, Latin America (including Mexico), Central Asia, Southeast Asia and Eastern Europe.

5.

During this period of professional practice I have been extensively involved in the discovery / definition, recognition and development phases of no less than four major and one small gold deposits in British Columbia, Nevada and Manitoba of which all attained production.  I have also completed extensive evaluation on Mexican oxide gold deposits.

6.

Prior to establishing Burgoyne Geological Inc. in 1991, I held several successive positions from 1980 to 1991 as Vice President-Exploration for Breakwater Resources Ltd., Western Canadian Mining Corporation, Cassiar Mining Corporation and Bethlehem Copper Corporation. From 1970 to 1979 I was Exploration Manager of Western Canada for UMEX Corp.

7.

During my tenure with the above companies I have been intimately involved in the drilling definition and evaluation of both oxide and sulfide gold mineralization.

8.

I have read the definition of “qualified person” set out in national Instrument 43-101 and certify that by reason of my education, affiliation with a professional association, as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

9.

I am responsible for the preparation of the technical report dated November 22, 2005 and titled “ Technical Evaluation Report, Mineral Resource Estimate A – Carotare Deposit, for Kimber Resources Inc. On The Monterde Property, Guazapares Municipality, Chihuahua, Chihuahua State, Mexico".  This report is based on two weeks of technical evaluation in September and November 2005.  The legal descriptions, the preparation of the Resource Cross Sections and Detailed Tabulation of Resource Blocks in Section (Appendix C), Sections 9.2 (Quality Control and Quality Assurance Programs), and Section 12.3 (Drill Hole Histogram and Cumulative Frequency Statistics) have been done by Kimber but reviewed, audited, and modified, where necessary, by the writer. The writer has written all other parts of the report.

10.

I visited the Monterde Property and site examinations and evaluations were made on September 13 and 14, 2005; the writer evaluated the property with respect to reverse circulation drilling protocol and quality assurance/ quality control on sampling procedure.  Also geology, alteration and mineralization, surface trenching (where applicable), reverse circulation drill hole locations, old mine workings and general infrastructure were reviewed. The sources of all information not based on personal examination are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct.

11.

I have had prior involvement with the property having made previous site visits to the property from June 1-4, 2003, November 10-15, 2002 for three days and November 18-21, 2001 for two days; four prior Technical Reports, Burgoyne (2002), Burgoyne (2003), Burgoyne (2004), and Burgoyne (2005) have been done by the writer.  Please note the Reference Section of the report.

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

12.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

13.

Numerous maps and sections, especially in respect to mineral resource were supplied by Kimber Resources Inc. and reviewed.

14.

I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101

15.

I have read National Instrument 43-101 and Form 43-101Fl and the Technical Report has been prepared in compliance with that instrument and form

16.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at North Saanich, British Columbia November 22, 2005.

“A.A. Burgoyne”                (Professional Seal)

A.A. Burgoyne, M.Sc., P.Eng.

Independent Qualified Person

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX A
MONTERDE PROPERTY - CAROTATE DEPOSIT
SUMMARY OF ALL DRILL COLLAR DATA
			Sorted by Area and Type				Total
		Easting, (m)	Northing, (m)	Elevation				Deviation
Hole					Azim°	Dip°	Depth		DRILLTYPE
		UTM	UTM	(m) ASL				Survey
							(m)
		Carotare RC Holes
CTR-	01	786454.74	3055922.11	1968.74	221	-46	150.00	Y	Rev. Circ.
CTR-	02	786486.55	3055917.37	1969.47	226	-46	140.00	Y	Rev. Circ.
CTR-	03	786421.70	3055924.75	1960.80	219	-44	112.00	Y	Rev. Circ.
CTR-	04	786511.06	3055906.44	1971.95	221	-45	144.00	Y	Rev. Circ.
CTR-	05	786396.41	3055928.81	1949.83	221	-45	144.00	Y	Rev. Circ.
CTR-	06	786370.33	3055937.71	1934.03	220	-45	188.00	Y	Rev. Circ.
CTR-	07	786315.10	3055935.14	1927.81	222	-56	74.00	Y	Rev. Circ.
CTR-	08	786342.09	3055937.87	1927.96	219	-44	78.00	Y	Rev. Circ.
CTR-	09	786294.66	3055955.64	1915.93	218	-44	82.00	Y	Rev. Circ.
CTR-	10	786484.19	3055922.56	1968.61	219	-69	190.00	Y	Rev. Circ.
CTR-	11	786485.64	3055916.66	1968.85	218	-68	186.00	Y	Rev. Circ.
CTR-	12	786511.38	3055906.11	1972.90	222	-70	210.00	Y	Rev. Circ.
CTR-	13	786067.00	3055936.00	1915.00	200	-45	138.00	N	Rev. Circ.
CTR-	14	786015.64	3055952.40	1927.56	200	-45	182.00	N	Rev. Circ.
CTR-	15	785987.57	3055945.21	1938.88	200	-45	172.00	N	Rev. Circ.
CTR-	16	786397.62	3055930.14	1949.82	216	-66	202.00	Y	Rev. Circ.
CTR-	17	786034.99	3055930.02	1930.10	195	-44	198.00	Y	Rev. Circ.
CTR-	18	786041.00	3055931.42	1930.10	197	-67	236.00	Y	Rev. Circ.
CTR-	19	786015.79	3055952.55	1927.45	203	-65	212.00	Y	Rev. Circ.
CTR-	20	786061.20	3055929.96	1919.42	207	-68	156.00	Y	Rev. Circ.
CTR-	21	786422.64	3055925.42	1960.77	219	-65	188.00	Y	Rev. Circ.
CTR-	22	786369.92	3055939.28	1933.66	222	-66	180.00	Y	Rev. Circ.
CTR-	23	786345.43	3055939.44	1928.29	222	-64	110.00	Y	Rev. Circ.
CTR-	24	785848.30	3055811.44	1947.04	22	-45	200.00	Y	Rev. Circ.
CTR-	25	785891.91	3055824.00	1942.78	357.50	-48.06	200.00	Y	Rev. Circ.
CTR-	26	786285.01	3055976.25	1904.73	219.70	-47.21	150.00	Y	Rev. Circ.
CTR-	27	786265.50	3055991.98	1900.57	218.70	-45.81	150.00	Y	Rev. Circ.
CTR-	28	786225.22	3056018.50	1891.34	217.40	-49.84	186.00	Y	Rev. Circ.
		Carotare Core Holes
CTC-	01	786446.75	3055919.19	1968.85	222.10	-60.31	180.20	Y	DD
CTC-	02	786404.53	3055933.99	1949.24	227.20	-66.16	204.65	Y	DD
CTC-	03	786375.72	3055947.34	1931.23	220.30	-61.07	150.00	Y	DD

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Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

					APPENDIX B
				MONTERDE PROJECT - CAROTARE ZONE
			REVERSE CIRCULATION DRILL INTERCEPTS
Hole		Block	From	To	Width	Au	Ag	Sect# Thickness
		Block	(m)	(m)	(m)	g/t	g/t		(m)
CTR-	01	C1M-1	0	20	20	0.567	51	32	18.5
CTR-	01	C1M-2	44	58	14	0.401	6	32	12.7
CTR-	01	C1M-3	66	76	10	2.493	54	32	9.2
CTR-	01	C1M-4	96	112	16	0.649	22	32	13.6
CTR-	02	C2M-1	30	44	14	0.164	43	31	12.4
CTR-	02	C2M-2	60	72	12	0.067	53	31	10.8
CTR-	02	C2M-3	72	86	14	0.819	179	31	12.7
CTR-	02	C2M-4	102	124	22	0.647	93	31	20.7
CTR-	03	C3M-1	6	26	20	1.107	13	33	18.9
CTR-	03	C3M-2	36	42	6	0.306	7	33	5.7
CTR-	03	C3M-3	78	94	16	0.874	94	33	15.0
CTR-	03	C3M-4	106	112	6	0.420	20	33	5.6
CTR-	04	C4M-1	64	70	6	0.197	35	30	5.6
CTR-	04	C4M-2	110	118	8	0.919	13	30	7.6
CTR-	05	C5M-1	10	28	18	0.378	11	34	15.8
CTR-	05	C5M-2	66	80	14	0.529	8	34	13.4
CTR-	05	C5M-3	92	100	8	0.386	20	34	7.6
CTR-	05	C5M-4	146	160	14	0.359	2	34	12.9
CTR-	06	C6M-1	0	6	6	0.326	15	35	5.3
CTR-	06	C6M-2	14	46	32	0.557	17	35	27.5
CTR-	06	C6M-3	78	126	48	0.693	15	35	41.4
CTR-	07	C7M-1	32	38	6	0.529	7	36	5.2
CTR-	07	C7M-2	66	72	6	0.353	22	36	4.8
CTR-	08	C8M-1	2	8	6	0.532	8	36	5.5
CTR-	08	C8M-2	18	26	8	1.306	17	36	7.3
CTR-	08	C8M-3	48	58	10	0.423	46	36	10.0
CTR-	08	C8M-4	58	64	6	0.050	61	36	6.0
CTR-	09	C9M-1	48	54	6	0.693	11	37	5.3
CTR-	09	C9M-2	70	80	10	0.741	5	37	8.9
CTR-	10	C10M-1	2	10	8	0.678	70	32	5.7
CTR-	10	C10M-2	90	96	6	0.631	13	32	4.3
CTR-	10	C10M-3	170	184	14	0.471	1	32	9.8
CTR-	11	C11M-1	6	12	6	0.347	10	31	4.0
CTR-	11	C11M-2	62	90	28	0.189	64	31	19.7
CTR-	11	C11M-3	90	126	36	0.564	17	31	25.2
CTR-	11	C11M-4	136	142	6	0.144	83	31	4.1
CTR-	12	C12M-1	82	88	6	0.509	2	30	4.2
CTR-	12	C12M-2	152	164	12	0.369	3	30	7.9
CTR-	13	C13M-1	16	26	10	0.485	4	43	7.9
CTR-	14	C14M-1	12	18	6	0.333	17	45	4.8
CTR-	14	C14M-2	50	62	12	0.450	5	45	11.5
CTR-	15	C15M-1	40	54	14	1.150	9	45	12.9
CTR-	16	C16M-1	12	36	24	0.727	19	34	15.8
CTR-	16	C16M-2	46	52	6	0.529	2	34	5.8
CTR-	16	C16M-3	74	114	40	2.022	11	34	29.1
CTR-	16	C16M-4	150	160	10	0.527	2	34	6.9
CTR-	16	C16M-5	180	202	22	1.245	10	34	15.4

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Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

					APPENDIX B
				MONTERDE PROJECT - CAROTARE ZONE
			REVERSE CIRCULATION DRILL INTERCEPTS
Hole		Block	From	To	Width	Au	Ag	Sect# Thickness
		Block	(m)	(m)	(m)	g/t	g/t		(m)
CTR-	17	C17M-1	18	24	6	0.304	1	44	4.1
CTR-	17	C17M-2	30	36	6	0.780	2	44	5.5
CTR-	18	C18M-1	40	50	10	1.200	17	44	6.5
CTR-	19	C19M-1	40	46	6	1.341	6	45	4.3
CTR-	20	C20M-1	28	34	6	0.983	3	43	3.3
CTR-	21	C21M-1	0	12	12	0.458	13	33	9.3
CTR-	21	C21M-2	20	36	16	0.593	22	33	12.2
CTR-	21	C21M-3	42	56	14	0.800	9	33	10.6
CTR-	21	C21M-4	112	156	44	1.022	5	33	32.8
CTR-	21	C21M-5	178	184	6	0.436	2	33	4.6
CTR-	22	C22M-1	0	6	6	0.399	15	35	4.0
CTR-	22	C22M-2	12	18	6	0.316	13	35	3.9
CTR-	22	C22M-3	48	64	16	4.357	44	35	10.9
CTR-	22	C22M-4	72	84	12	2.939	65	35	8.2
CTR-	22	C22M-5	112	118	6	0.453	6	35	3.9
CTR-	22	C22M-6	144	156	12	0.786	2	35	9.1
CTR-	22	C22M-7	172	180	8	0.788	1	35	5.7
CTR-	23	C23M-1	0	10	10	0.380	30	36	7.4
CTR-	23	C23M-2	26	32	6	0.565	15	36	4.4
CTR-	23	C23M-3	48	54	6	0.584	56	36	5.1
CTR-	23	C23M-4	70	110	40	0.875	76	36	28.2
CTR-	26	C26M-1	72	82	10	1.183	55	38	9.0
CTR-	26	C26M-2	124	130	6	0.556	6	38	5.5
CTR-	28	C28M-1	118	126	8	0.531	93	41	6.2

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Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT30	C4M-1	239.3	12.5	12.5	25	13,761	0.20	35	2.715	482	87	15,485
CT30	C4M-2	408.4	12.5	12.5	25	23,480	0.92	13	21.584	305	694	9,814
CT30	C12M-1	195.8	12.5	12.5	25	11,260	0.51	2	5.728	23	184	724
CT30	C12M-2	529.8	12.5	12.5	25	30,461	0.37	3	11.235	102	361	3,265
						78,962	0.52	12	41.263	911	1,327	29,287
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT30	C4ID-1	139.3	12.5	12.5	25	8,007	0.20	35	1.580	280	51	9,011
CT30	C4ID-2	189.5	12.5	12.5	25	10,896	0.92	13	10.016	142	322	4,554
CT30	C12ID-1	104.7	12.5	12.5	25	6,020	0.51	2	3.062	12	98	387
CT30	C12ID-2	197.4	12.5	12.5	25	11,352	0.37	3	4.187	38	135	1,217
						36,275	0.52	13	18.845	472	606	15,168

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT30	C4IF-1	415.2	12.5	12.5	25	23,872	0.20	35	4.711	836	151	26,863
CT30	C4IF-2	636.7	12.5	12.5	25	36,607	0.92	13	33.651	476	1,082	15,301
CT30	C12IF-1	418.8	12.5	12.5	25	24,081	0.51	2	12.249	48	394	1,548
CT30	C12IF-2	789.7	12.5	12.5	25	45,406	0.37	3	16.747	151	538	4,866
CT30	C4IF-3	859.2	-12.5	50	37.5	74,108	0.20	35	14.624	2,594	470	83,393
CT30	C4IF-4	1316.4	-12.5	50	37.5	113,537	0.92	13	104.369	1,476	3,356	47,455
CT30	C12IF-3	719.3	-12.5	50	37.5	62,042	0.51	2	31.559	124	1,015	3,989
CT30	C12IF-4	1516.9	-12.5	50	37.5	130,830	0.37	3	48.254	436	1,551	14,021
						510,484	0.52	12	266.165	6,141	151	197,436

SECTION CT30
MEASURED						78,962	0.52	12	41.263	911	1,327	29,287
INDICATED						36,275	0.52	13	18.845	472	606	15,168
MEASURED+INDICATED						115,237	0.52	12	60.108	1,383	1,933	44,456
INFERRED						510,484	0.52	12	266.165	6,141	8,558	197,436

RUNNING TOTAL
MEASURED						78,962	0.52	12	41.263	911	1,327	29,287
INDICATED						36,275	0.52	13	18.845	472	606	15,168
MEASURED+INDICATED						115,237	0.52	12	60.108	1,383	1,933	44,456
INFERRED						510,484	0.52	12	266.165	6,141	8,558	197,436

1/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT31	C2M-1	419.8	12.5	12.5	25	24,136	0.16	43	3.951	1,038	127	33,368
CT31	C2M-2	435.9	12.5	12.5	25	25,066	0.07	53	1.675	1,316	54	42,309
CT31	C2M-3	553.1	12.5	12.5	25	31,804	0.82	179	26.061	5,702	838	183,325
CT31	C2M-4	1021.2	12.5	12.5	25	58,718	0.65	93	38.018	5,455	1,222	175,400
CT31	C11M-1	107.7	12.5	12.5	25	6,190	0.35	10	2.148	62	69	1,990
CT31	C11M-2	831.7	12.5	12.5	25	47,822	0.19	64	9.049	3,054	291	98,182
CT31	C11M-3	1251.7	12.5	12.5	25	71,970	0.56	17	40.611	1,247	1,306	40,108
CT31	C11M-4	232.1	12.5	12.5	25	13,348	0.14	83	1.922	1,108	62	35,620
						279,054	0.44	68	123.435	18,982	3,969	610,303
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT31	C2ID-1	486.8	12.5	12.5	25	27,992	0.16	43	4.583	1,204	147	38,699
CT31	C2ID-2	268.8	12.5	12.5	25	15,454	0.07	53	1.033	811	33	26,086
CT31	C2ID-3	317.2	12.5	12.5	25	18,237	0.82	179	14.944	3,270	480	105,123
CT31	C2ID-4	517.7	12.5	12.5	25	29,767	0.65	93	19.273	2,766	620	88,919
CT31	C11ID-1	100.3	12.5	12.5	25	5,766	0.35	10	2.001	58	64	1,854
CT31	C11ID-2	492.2	12.5	12.5	25	28,301	0.19	64	5.355	1,807	172	58,105
CT31	C11ID-3	629.7	12.5	12.5	25	36,207	0.56	17	20.431	628	657	20,178
CT31	C11ID-4	101.5	12.5	12.5	25	5,835	0.14	83	0.840	484	27	15,570
						167,560	0.41	66	68.459	11,027	2,201	354,533

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT31	C2IF-1	569.5	12.5	12.5	25	32,744	0.07	53	2.188	1,719	70	55,271
CT31	C2IF-2	774.0	12.5	12.5	25	44,504	0.82	179	36.468	7,979	1,172	256,531
CT31	C2IF-3	1624.4	12.5	12.5	25	93,404	0.65	93	60.475	8,678	1,944	279,012
CT31	C11IF-1	401.2	12.5	12.5	25	23,067	0.35	10	8.004	231	257	7,416
CT31	C11IF-2	1968.8	12.5	12.5	25	113,205	0.19	64	21.420	7,229	689	232,420
CT31	C11IF-3	2518.8	12.5	12.5	25	144,829	0.56	17	81.724	2,510	2,628	80,712
CT31	C11IF-4	405.9	12.5	12.5	25	23,338	0.14	83	3.361	1,937	108	62,279
						475,093	0.45	64	213.640	30,283	6,869	973,640

SECTION CT31
MEASURED						279,054	0.44	68	123.435	18,982	3,969	610,303
INDICATED						167,560	0.41	66	68.459	11,027	2,201	354,533
MEASURED+INDICATED						446,614	0.43	67	191.894	30,009	6,170	964,836
INFERRED						475,093	0.45	64	213.640	30,283	6,869	973,640

RUNNING TOTAL
MEASURED						358,016	0.46	56	164.697	19,893	5,295	639,590
INDICATED						203,835	0.43	56	87.305	11,499	2,807	369,701
MEASURED+INDICATED						561,851	0.45	56	252.002	31,392	8,102	1,009,292
INFERRED						985,576	0.49	37	479.805	36,424	15,426	1,171,076

2/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT32	C1M-1	314.2	12.5	12.5	25	18,065	0.57	51	10.248	921	330	29,622
CT32	C1M-2	469.1	12.5	12.5	25	26,973	0.40	6	10.812	166	348	5,327
CT32	C1M-3	368.4	12.5	12.5	25	21,184	2.49	54	52.815	1,152	1,698	37,051
CT32	C1M-4	636.3	12.5	12.5	25	36,589	0.65	22	23.755	810	764	26,027
CT32	C10M-1	151.2	12.5	12.5	25	8,695	0.68	70	5.893	611	189	19,640
CT32	C10M-2	188.8	12.5	12.5	25	10,859	0.63	13	6.855	145	220	4,655
CT32	C10M-3	567.3	12.5	12.5	25	32,620	0.47	1	15.355	30	494	974
						154,985	0.81	25	125.735	3,835	4,043	123,295
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT32	C1ID-1	544.9	12.5	12.5	25	31,331	0.40	6	12.559	192	404	6,188
CT32	C1ID-2	223.6	12.5	12.5	25	12,854	2.49	54	32.048	699	1,030	22,483
CT32	C1ID-3	339.8	12.5	12.5	25	19,540	0.65	22	12.687	432	408	13,900
CT32	C10ID-1	143.6	12.5	12.5	25	8,260	0.68	70	5.598	580	180	18,655
CT32	C10ID-2	106.3	12.5	12.5	25	6,113	0.63	13	3.859	82	124	2,620
CT32	C10ID-3	245.6	12.5	12.5	25	14,122	0.47	1	6.647	13	214	422
						92,219	0.80	22	73.399	1,999	2,360	64,268

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT32	C1IF-1	449.4	12.5	12.5	25	25,839	2.49	54	64.422	1,406	2,071	45,193
CT32	C1IF-2	933.6	12.5	12.5	25	53,681	0.65	22	34.853	1,188	1,121	38,186
CT32	C10IF-1	574.6	12.5	12.5	25	33,042	0.68	70	22.394	2,321	720	74,629
CT32	C10IF-2	425.2	12.5	12.5	25	24,451	0.63	13	15.437	326	496	10,482
CT32	C10IF-3	982.4	12.5	12.5	25	56,487	0.47	1	26.589	52	855	1,686
						193,499	0.85	27	163.694	5,293	5,263	170,176

SECTION CT32
MEASURED						154,985	0.81	25	125.735	3,835	4,043	123,295
INDICATED						92,219	0.80	22	73.399	1,999	2,360	64,268
MEASURED+INDICATED						247,205	0.81	24	199.133	5,834	6,402	187,563
INFERRED						193,499	0.85	27	163.694	5,293	5,263	170,176

RUNNING TOTAL
MEASURED						513,001	0.57	46	290.432	23,728	9,338	762,886
INDICATED						296,054	0.54	46	160.703	13,498	5,167	433,969
MEASURED+INDICATED						809,055	0.56	46	451.135	37,226	14,505	1,196,855
INFERRED						1,179,076	0.55	35	643.500	41,717	20,689	1,341,252

3/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT33	C3M-1	473.2	12.5	12.5	25	27,208	1.11	13	30.130	346	969	11,110
CT33	C3M-2	298.7	12.5	12.5	25	17,175	0.31	7	5.256	115	169	3,681
CT33	C3M-3	657.9	12.5	12.5	25	37,831	0.87	94	33.069	3,561	1,063	114,485
CT33	C3M-4	272.2	12.5	12.5	25	15,654	0.42	20	6.569	313	211	10,066
CT33	C21M-1	248.1	12.5	12.5	25	14,264	0.46	13	6.526	181	210	5,809
CT33	C21M-2	381.6	12.5	12.5	25	21,942	0.59	22	13.014	474	418	15,255
CT33	C21M-3	380.4	12.5	12.5	25	21,871	0.80	9	17.488	194	562	6,228
CT33	C21M-4	1661.1	12.5	12.5	25	95,512	1.02	5	97.566	523	3,137	16,820
CT33	C21M-5	233.2	12.5	12.5	25	13,411	0.44	2	5.843	22	188	719
						264,869	0.81	22	215.460	5,728	6,927	184,173
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT33	C3ID-1	374.3	12.5	12.5	25	21,521	0.87	94	18.812	2,026	605	65,127
CT33	C3ID-2	140.0	12.5	12.5	25	8,051	0.42	20	3.379	161	109	5,177
CT33	C21ID-1	240.1	12.5	12.5	25	13,805	0.46	13	6.316	175	203	5,622
CT33	C21ID-2	314.5	12.5	12.5	25	18,085	0.59	22	10.727	391	345	12,574
CT33	C21ID-3	272.3	12.5	12.5	25	15,656	0.80	9	12.518	139	402	4,458
CT33	C21ID-4	327.1	12.5	12.5	25	18,809	1.02	5	19.213	103	618	3,312
CT33	C21ID-5	845.8	12.5	12.5	25	48,636	1.02	5	49.682	266	1,597	8,565
CT33	C21ID-6	114.3	12.5	12.5	25	6,574	0.44	2	2.864	11	92	352
CT33	C21ID-7	118.5	12.5	12.5	25	6,811	0.44	2	2.967	11	95	365
						157,948	0.80	21	126.477	3,283	4,066	105,553

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT33	C3IF-1	767.5	12.5	12.5	25	44,129	0.87	94	38.575	4,154	1,240	133,546
CT33	C3IF-2	320.1	12.5	12.5	25	18,405	0.42	20	7.724	368	248	11,835
CT33	C21IF-1	922.9	12.5	12.5	25	53,069	0.46	13	24.279	672	781	21,612
CT33	C21IF-2	1209.1	12.5	12.5	25	69,523	0.59	22	41.236	1,503	1,326	48,337
CT33	C21IF-3	1046.7	12.5	12.5	25	60,184	0.80	9	48.122	533	1,547	17,139
CT33	C21IF-4	1129.2	12.5	12.5	25	64,929	1.02	5	66.325	356	2,132	11,434
CT33	C21IF-5	3251.6	12.5	12.5	25	186,969	1.02	5	190.989	1,024	6,141	32,925
CT33	C21IF-6	449.7	12.5	12.5	25	25,860	0.44	2	11.266	43	362	1,386
CT33	C21IF-7	455.4	12.5	12.5	25	26,184	0.44	2	11.408	44	367	1,403
						549,253	0.80	16	439.923	8,697	14,144	279,617

SECTION CT33
MEASURED						264,869	0.81	22	215.460	5,728	6,927	184,173
INDICATED						157,948	0.80	21	126.477	3,283	4,066	105,553
MEASURED+INDICATED						422,816	0.81	21	341.938	9,011	10,994	289,726
INFERRED						549,253	0.80	16	439.923	8,697	14,144	279,617

RUNNING TOTAL
MEASURED						777,870	0.65	38	505.892	29,456	16,265	947,059
INDICATED						454,002	0.63	37	287.181	16,781	9,233	539,522
MEASURED+INDICATED						1,231,872	0.64	38	793.073	46,237	25,498	1,486,581
INFERRED						1,728,329	0.63	29	1,083.423	50,414	34,833	1,620,869

4/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT34	C5M-1	326.7	12.5	12.5	25	18,787	0.38	11	7.108	198	229	6,376
CT34	C5M-2	554.7	12.5	12.5	25	31,898	0.53	8	16.883	269	543	8,644
CT34	C5M-3	363.5	12.5	12.5	25	20,903	0.39	20	8.063	408	259	13,105
CT34	C5M-4	645.7	12.5	12.5	25	37,125	0.36	2	13.312	82	428	2,643
CT34	C16M-1	492.0	12.5	12.5	25	28,291	0.73	19	20.572	545	661	17,509
CT34	C16M-2	142.0	12.5	12.5	25	8,166	0.53	2	4.320	14	139	438
CT34	C16M-3	1348.5	12.5	12.5	25	77,541	2.02	11	156.769	857	5,040	27,548
CT34	C16M-4	344.0	12.5	12.5	25	19,779	0.53	2	10.423	42	335	1,335
CT34	C16M-5	768.3	12.5	12.5	25	44,177	1.24	10	54.981	422	1,768	13,558
						286,668	1.02	10	292.432	2,835	9,402	91,157
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT34	C5ID-1	333.9	12.5	12.5	25	19,196	0.53	8	10.160	162	327	5,202
CT34	C5ID-2	190.0	12.5	12.5	25	10,924	0.39	20	4.214	213	135	6,849
CT34	C5ID-3	322.8	12.5	12.5	25	18,562	0.36	2	6.656	41	214	1,322
CT34	C5ID-4	246.6	12.5	12.5	25	14,180	0.36	2	5.084	31	163	1,009
CT34	C16ID-1	394.4	12.5	12.5	25	22,676	0.73	19	16.489	437	530	14,034
CT34	C16ID-2	727.5	12.5	12.5	25	41,831	2.02	11	84.572	462	2,719	14,861
CT34	C16ID-3	89.0	12.5	12.5	25	5,117	0.53	2	2.697	11	87	346
CT34	C16ID-4	172.0	12.5	12.5	25	9,889	0.53	2	5.212	21	168	668
CT34	C16ID-5	322.1	12.5	12.5	25	18,522	1.24	10	23.052	177	741	5,684
CT34	C16ID-6	384.2	12.5	12.5	25	22,089	1.24	10	27.490	211	884	6,779
						182,988	1.01	10	185.627	1,765	5,968	56,754

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT34	C5IF-1	617.9	12.5	12.5	25	35,529	0.53	8	18.805	299	605	9,628
CT34	C5IF-2	434.4	12.5	12.5	25	24,976	0.39	20	9.634	487	310	15,658
CT34	C5IF-3	934.6	12.5	12.5	25	53,737	0.36	2	19.268	119	620	3,826
CT34	C5IF-4	725.0	12.5	12.5	25	41,685	0.36	2	14.947	92	481	2,968
CT34	C16IF-1	1574.5	12.5	12.5	25	90,534	0.73	19	65.833	1,743	2,117	56,032
CT34	C16IF-2	2910.0	12.5	12.5	25	167,325	2.02	11	338.289	1,849	10,876	59,446
CT34	C16IF-3	688.0	12.5	12.5	25	39,558	0.53	2	20.847	83	670	2,671
CT34	C16IF-4	1536.6	12.5	12.5	25	88,355	1.24	10	109.962	843	3,535	27,116
						541,697	1.10	10	597.585	5,516	19,213	177,344

SECTION CT34
MEASURED						286,668	1.02	10	292.432	2,835	9,402	91,157
INDICATED						182,988	1.01	10	185.627	1,765	5,968	56,754
MEASURED+INDICATED						469,655	1.02	10	478.059	4,600	15,370	147,911
INFERRED						541,697	1.10	10	597.585	5,516	19,213	177,344

RUNNING TOTAL
MEASURED						1,064,537	0.75	30	798.324	32,292	25,667	1,038,216
INDICATED						636,990	0.74	29	472.808	18,546	15,201	596,276
MEASURED+INDICATED						1,701,527	0.75	30	1,271.132	50,838	40,868	1,634,492
INFERRED						2,270,027	0.74	25	1,681.008	55,930	54,046	1,798,213

5/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT35	C6M-1	21.9	12.5	12.5	25	1,260	0.33	15	0.410	18	13	594
CT35	C6M-2	850.5	12.5	12.5	25	48,903	0.56	17	27.230	819	875	26,336
CT35	C6M-3	1862.1	12.5	12.5	25	107,068	0.69	15	74.154	1,588	2,384	51,062
CT35	C22M-1	104.6	12.5	12.5	25	6,017	0.40	15	2.401	88	77	2,837
CT35	C22M-2	113.1	12.5	12.5	25	6,501	0.32	13	2.057	82	66	2,648
CT35	C22M-3	397.3	12.5	12.5	25	22,842	4.36	44	99.517	1,014	3,200	32,589
CT35	C22M-4	328.6	12.5	12.5	25	18,894	2.94	65	55.533	1,234	1,785	39,688
CT35	C22M-5	183.1	12.5	12.5	25	10,531	0.45	6	4.774	63	153	2,031
CT35	C22M-6	444.6	12.5	12.5	25	25,566	0.79	2	20.095	60	646	1,918
CT35	C22M-7	318.9	12.5	12.5	25	18,335	0.79	1	14.444	25	464	811
						265,916	1.13	19	300.613	4,992	9,665	160,513
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT35	C6ID-1	281.7	12.5	12.5	25	16,196	0.56	17	9.018	271	290	8,722
CT35	C6ID-2	1034.2	12.5	12.5	25	59,465	0.69	15	41.184	882	1,324	28,359
CT35	C22ID-1	99.9	12.5	12.5	25	5,744	0.40	15	2.292	84	74	2,709
CT35	C22ID-2	98.7	12.5	12.5	25	5,676	0.32	13	1.795	72	58	2,311
CT35	C22ID-3	272.6	12.5	12.5	25	15,676	4.36	44	68.298	696	2,196	22,366
CT35	C22ID-4	204.0	12.5	12.5	25	11,730	2.94	65	34.475	766	1,108	24,639
CT35	C22ID-5	98.4	12.5	12.5	25	5,656	0.45	6	2.564	34	82	1,091
CT35	C22ID-6	213.9	12.5	12.5	25	12,300	0.79	2	9.668	29	311	923
CT35	C22ID-7	144.1	12.5	12.5	25	8,288	0.79	1	6.528	11	210	366
						140,731	1.25	20	175.824	2,846	5,653	91,486

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT35	C6IF-1	3120.4	12.5	12.5	25	179,422	0.69	15	124.265	2,661	3,995	85,568
CT35	C22IF-1	399.6	12.5	12.5	25	22,977	0.40	15	9.168	337	295	10,835
CT35	C22IF-2	394.8	12.5	12.5	25	22,703	0.32	13	7.182	288	231	9,246
CT35	C22IF-3	1090.5	12.5	12.5	25	62,704	4.36	44	273.186	2,782	8,783	89,460
CT35	C22IF-4	816.0	12.5	12.5	25	46,920	2.94	65	137.905	3,065	4,434	98,557
CT35	C22IF-5	393.5	12.5	12.5	25	22,625	0.45	6	10.257	136	330	4,364
CT35	C22IF-6	855.6	12.5	12.5	25	49,199	0.79	2	38.671	115	1,243	3,691
CT35	C22IF-7	576.5	12.5	12.5	25	33,149	0.79	1	26.113	46	840	1,465
						439,699	1.43	21	626.746	9,430	20,151	303,187

SECTION CT35
MEASURED						265,916	1.13	19	300.613	4,992	9,665	160,513
INDICATED						140,731	1.25	20	175.824	2,846	5,653	91,486
MEASURED+INDICATED						406,647	1.17	19	476.437	7,838	15,318	252,000
INFERRED						439,699	1.43	21	626.746	9,430	20,151	303,187

RUNNING TOTAL
MEASURED						1,330,454	0.83	28	1,098.937	37,284	35,332	1,198,729
INDICATED						777,720	0.83	28	648.631	21,392	20,854	687,763
MEASURED+INDICATED						2,108,174	0.83	28	1,747.568	58,676	56,186	1,886,491
INFERRED						2,709,726	0.85	24	2,307.754	65,360	74,197	2,101,401

6/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT36	C7M-1	152.0	12.5	12.5	25	8,739	0.53	7	4.626	58	149	1,873
CT36	C7M-2	208.5	12.5	12.5	25	11,988	0.35	22	4.232	264	136	8,480
CT36	C8M-1	32.9	12.5	12.5	25	1,889	0.53	8	1.006	15	32	486
CT36	C8M-2	100.1	12.5	12.5	25	5,755	1.31	17	7.515	99	242	3,192
CT36	C8M-3	135.4	12.5	12.5	25	7,787	0.42	46	3.294	357	106	11,466
CT36	C8M-4	83.3	12.5	12.5	25	4,788	0.05	61	0.241	290	8	9,340
CT36	C23M-1	201.5	12.5	12.5	25	11,584	0.38	30	4.406	348	142	11,173
CT36	C23M-2	142.1	12.5	12.5	25	8,171	0.57	15	4.617	125	148	4,028
CT36	C23M-3	179.8	12.5	12.5	25	10,337	0.58	56	6.033	575	194	18,500
CT36	C23M-4	1229.8	12.5	12.5	25	70,715	0.88	76	61.875	5,346	1,989	171,881
						141,753	0.69	53	97.845	7,478	3,146	240,419
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT36	C7ID-1	130.0	12.5	12.5	25	7,475	0.53	7	3.957	50	127	1,602
CT36	C7ID-2	120.5	12.5	12.5	25	6,930	0.35	22	2.446	152	79	4,902
CT36	C23ID-1	184.5	12.5	12.5	25	10,609	0.38	30	4.036	318	130	10,233
CT36	C23ID-2	110.6	12.5	12.5	25	6,359	0.57	15	3.593	98	116	3,135
CT36	C23ID-3	127.4	12.5	12.5	25	7,327	0.58	56	4.277	408	137	13,114
CT36	C23ID-4	704.6	12.5	12.5	25	40,515	0.88	76	35.451	3,063	1,140	98,477
						79,215	0.68	52	53.759	4,089	1,728	131,462

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT36	C7IF-1	99.6	12.5	12.5	25	5,726	0.53	7	3.031	38	97	1,227
CT36	C7IF-2	246.9	12.5	12.5	25	14,194	0.35	22	5.011	312	161	10,040
CT36	C23IF-1	738.0	12.5	12.5	25	42,436	0.38	30	16.143	1,273	519	40,931
CT36	C23IF-2	442.4	12.5	12.5	25	25,437	0.57	15	14.372	390	462	12,540
CT36	C23IF-3	186.8	12.5	12.5	25	10,738	0.58	56	6.267	598	202	19,219
CT36	C23IF-4	2818.4	12.5	12.5	25	162,059	0.88	76	141.802	12,252	4,559	393,906
						260,591	0.72	57	186.625	14,863	6,000	477,863

SECTION CT36
MEASURED						141,753	0.69	53	97.845	7,478	3,146	240,419
INDICATED						79,215	0.68	52	53.759	4,089	1,728	131,462
MEASURED+INDICATED						220,969	0.69	52	151.604	11,567	4,874	371,881
INFERRED						260,591	0.72	57	186.625	14,863	6,000	477,863

RUNNING TOTAL
MEASURED						1,472,207	0.81	30	1,196.782	44,762	38,478	1,439,148
INDICATED						856,936	0.82	30	702.390	25,480	22,583	819,225
MEASURED+INDICATED						2,329,143	0.82	30	1,899.173	70,242	61,061	2,258,373
INFERRED						2,970,317	0.84	27	2,494.380	80,223	80,197	2,579,264

7/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT37	C9M-1	266.6	12.5	12.5	25	15,330	0.69	11	10.618	174	341	5,586
CT37	C9M-2	443.3	12.5	12.5	25	25,488	0.74	5	18.892	117	607	3,770
						40,818	0.72	7	29.510	291	949	9,355
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT37	C9ID-1	133.3	12.5	12.5	25	7,665	0.69	11	5.309	87	171	2,793
CT37	C9ID-2	133.3	12.5	12.5	25	7,665	0.69	11	5.309	87	171	2,793
CT37	C9ID-3	221.6	12.5	12.5	25	12,744	0.74	5	9.446	59	304	1,885
CT37	C9ID-4	221.6	12.5	12.5	25	12,744	0.74	5	9.446	59	304	1,885
						40,818	0.72	7	29.510	291	949	9,355

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT37	C9IF-1	83.3	12.5	12.5	25	4,788	0.69	11	3.316	54	107	1,745
CT37	C9IF-2	533.2	12.5	12.5	25	30,659	0.69	11	21.237	347	683	11,172
CT37	C9IF-3	339.7	12.5	12.5	25	19,533	0.74	5	14.478	90	465	2,889
CT37	C9IF-4	886.5	12.5	12.5	25	50,976	0.74	5	37.784	234	1,215	7,539
						105,956	0.72	7	76.814	726	2,470	23,344

SECTION CT37
MEASURED						40,818	0.72	7	29.510	291	949	9,355
INDICATED						40,818	0.72	7	29.510	291	949	9,355
MEASURED+INDICATED						81,635	0.72	7	59.020	582	1,898	18,711
INFERRED						105,956	0.72	7	76.814	726	2,470	23,344

RUNNING TOTAL
MEASURED						1,513,025	0.81	30	1,226.292	45,053	39,427	1,448,503
INDICATED						897,753	0.82	29	731.900	25,771	23,531	828,580
MEASURED+INDICATED						2,410,778	0.81	29	1,958.193	70,824	62,958	2,277,083
INFERRED						3,076,273	0.84	26	2,571.194	80,949	82,667	2,602,608

8/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT38	C26M-1	450.5	12.5	12.5	25	25,901	1.18	55	30.636	1,425	985	45,802
CT38	C26M-2	277.0	12.5	12.5	25	15,930	0.56	6	8.863	90	285	2,902
						41,832	0.94	36	39.499	1,515	1,270	48,704
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT38	C26ID-1	225.2	12.5	12.5	25	12,951	1.18	55	15.318	712	493	22,901
CT38	C26ID-2	225.2	12.5	12.5	25	12,951	1.18	55	15.318	712	493	22,901
CT38	C26ID-3	138.5	12.5	12.5	25	7,965	0.56	6	4.431	45	142	1,451
CT38	C26ID-4	138.5	12.5	12.5	25	7,965	0.56	6	4.431	45	142	1,451
						41,833	0.94	36	39.499	1,515	1,270	48,705

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT38	C26IF-1	243.4	12.5	12.5	25	13,994	1.18	55	16.553	770	532	24,747
CT38	C26IF-2	900.9	12.5	12.5	25	51,803	1.18	55	61.273	2,849	1,970	91,604
CT38	C26IF-3	245.3	12.5	12.5	25	14,106	0.56	6	7.848	80	252	2,570
CT38	C26IF-4	554.1	12.5	12.5	25	31,861	0.56	6	17.725	181	570	5,805
						111,764	0.93	35	103.398	3,879	3,324	124,725

SECTION CT38
MEASURED						41,832	0.94	36	39.499	1,515	1,270	48,704
INDICATED						41,833	0.94	36	39.499	1,515	1,270	48,705
MEASURED+INDICATED						83,664	0.94	36	78.998	3,030	2,540	97,409
INFERRED						111,764	0.93	35	103.398	3,879	3,324	124,725

RUNNING TOTAL
MEASURED						1,554,857	0.81	30	1,265.791	46,568	40,697	1,497,208
INDICATED						939,586	0.82	29	771.400	27,286	24,801	877,285
MEASURED+INDICATED						2,494,443	0.82	30	2,037.191	73,854	65,498	2,374,493
INFERRED						3,188,037	0.84	27	2,674.592	84,828	85,991	2,727,333

9/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³				2.3

MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT41 C28M-1	309.0	12.5	12.5	25	17,767	0.53	93	9.430	1,657	303	53,267
CT41		12.5	12.5	25	0			0.000	0	0	0
					17,767	0.53	93	9.430	1,657	303	53,267
INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT41 C28ID-1	154.5	12.5	12.5	25	8,883	0.53	93	4.715	828	152	26,634
CT41 C28ID-2	154.5	12.5	12.5	25	8,884	0.53	93	4.715	828	152	26,634
					17,767	0.53	93	9.430	1,657	303	53,268

INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT41 C28IF-1	183.2	12.5	12.5	25	10,536	0.53	93	5.592	983	180	31,589
CT41 C28IF-2	618.0	12.5	12.5	25	35,534	0.53	93	18.860	3,314	606	106,534
					46,070	0.53	93	24.452	4,296	786	138,123

SECTION CT41
MEASURED					17,767	0.53	93	9.430	1,657	303	53,267
INDICATED					17,767	0.53	93	9.430	1,657	303	53,268
MEASURED+INDICATED					35,534	0.53	93	18.860	3,314	606	106,535
INFERRED					46,070	0.53	93	24.452	4,296	786	138,123

RUNNING TOTAL
MEASURED					1,572,624	0.81	31	1,275.221	48,224	41,000	1,550,475
INDICATED					957,353	0.82	30	780.830	28,943	25,105	930,553
MEASURED+INDICATED					2,529,977	0.81	31	2,056.051	77,167	66,104	2,481,027
INFERRED					3,234,107	0.83	28	2,699.044	89,124	86,777	2,865,456

11/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT43	C13M-1	210.6	12.5	12.5	25	12,111	0.49	4	5.876	46	189	1,480
CT43	C20M-1	88.4	12.5	12.5	25	5,083	0.98	3	4.995	15	161	490
						17,194	0.63	4	10.871	61	350	1,970
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT43	C13ID-1	198.1	12.5	12.5	25	11,390	0.49	4	5.526	43	178	1,392
CT43	C20ID-1	83.7	12.5	12.5	25	4,813	0.98	3	4.729	14	152	464
						16,202	0.63	4	10.255	58	330	1,856

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT43	C13IF-1	792.3	12.5	12.5	25	45,560	0.49	4	22.106	173	711	5,566
CT43	C20IF-1	334.8	12.5	12.5	25	19,250	0.98	3	18.916	58	608	1,857
CT43	C13IF-2	1166.9	-12.5	50	37.5	100,644	0.49	4	48.833	382	1,570	12,296
CT43	C20IF-2	506.9	-12.5	50	37.5	43,717	0.98	3	42.959	131	1,381	4,217
						209,171	0.63	4	132.814	744	4,270	23,936

SECTION CT43
MEASURED						17,194	0.63	4	10.871	61	350	1,970
INDICATED						16,202	0.63	4	10.255	58	330	1,856
MEASURED+INDICATED						33,397	0.63	4	21.127	119	679	3,826
INFERRED						209,171	0.63	4	132.814	744	4,270	23,936

RUNNING TOTAL
MEASURED						1,589,818	0.81	30	1,286.092	48,286	41,349	1,552,445
INDICATED						973,556	0.81	30	791.085	29,001	25,434	932,408
MEASURED+INDICATED						2,563,374	0.81	30	2,077.177	77,286	66,784	2,484,853
INFERRED						3,443,278	0.82	26	2,831.857	89,869	91,048	2,889,392

11/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³				2.3

MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT44 C17M-1	159.8	12.5	12.5	25	9,188	0.30	1	2.790	5	90	148
CT44 C17M-2	183.0	12.5	12.5	25	10,524	0.78	2	8.209	23	264	733
CT44 C18M-1	245.1	12.5	12.5	25	14,094	1.20	17	16.907	245	544	7,885
					33,806	0.83	8	27.906	273	897	8,766
INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT44 C17ID-1	136.5	12.5	12.5	25	7,846	0.78	2	6.120	17	197	547
CT44 C18ID-1	163.7	12.5	12.5	25	9,413	1.20	17	11.291	164	363	5,266
					17,259	1.01	10	17.411	181	560	5,812

INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT44 C17IF-1	356.4	12.5	12.5	25	20,493	0.78	2	15.985	44	514	1,428
CT44 C18IF-1	654.8	12.5	12.5	25	37,651	1.20	17	45.166	655	1,452	21,063
					58,144	1.05	12	61.150	700	1,966	22,491

SECTION CT44
MEASURED					33,806	0.83	8	27.906	273	897	8,766
INDICATED					17,259	1.01	10	17.411	181	560	5,812
MEASURED+INDICATED					51,065	0.89	9	45.318	453	1,457	14,578
INFERRED					58,144	1.05	12	61.150	700	1,966	22,491

RUNNING TOTAL
MEASURED					1,623,624	0.81	30	1,313.999	48,558	42,247	1,561,210
INDICATED					990,814	0.82	29	808.497	29,182	25,994	938,221
MEASURED+INDICATED					2,614,439	0.81	30	2,122.495	77,740	68,241	2,499,431
INFERRED					3,501,422	0.83	26	2,893.008	90,568	93,014	2,911,882

12/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.

APPENDIX C
MONTERDE PROPERTY - CAROTARE DEPOSIT
DETAILED TABULATION OF RESOURCE BLOCKS BY SECTION
RESOURCE ESTIMATE A DETAIL

Measured bulk density, Tonnes/M³					2.3

	MEASURED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
SECTION BLOCK		Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT45	C15M-1	496.5	12.5	12.5	25	28,549	1.15	9	32.835	261	1,056	8,392
CT45	C14M-1	120.3	12.5	12.5	25	6,916	0.33	17	2.301	120	74	3,854
CT45	C14M-2	259.9	12.5	12.5	25	14,943	0.45	5	6.717	80	216	2,562
CT45	C19M-1	146.4	12.5	12.5	25	8,416	1.34	6	11.283	53	363	1,714
						58,823	0.90	9	53.135	514	1,708	16,522
	INDICATED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT45	C15ID-1	321.5	12.5	12.5	25	18,488	1.15	9	21.264	169	684	5,435
CT45	C19ID-1	108.6	12.5	12.5	25	6,245	1.34	6	8.373	40	269	1,272
						24,733	1.20	8	29.636	209	953	6,706

	INFERRED		Projection		Strike		Grade, g/T		Contained Metal, Kg		Contained Metal, oz
	BLOCK	Area, m²	NW,m	SE,m	Length,m	Tonnes	Au	Ag	Au	Ag	Au	Ag
CT45	C15IF-1	640.9	12.5	12.5	25	36,850	1.15	9	42.383	337	1,363	10,832
CT45	C19IF-1	434.5	12.5	12.5	25	24,981	1.34	6	33.491	158	1,077	5,087
CT45	C15IF-2	1496.8	50	-12.5	37.5	129,102	1.15	9	148.485	1,180	4,774	37,950
CT45	C14IF-1	97.9	50	-12.5	37.5	8,448	0.33	17	2.810	146	90	4,708
CT45	C14IF-2	259.9	50	-12.5	37.5	22,414	0.45	5	10.075	120	324	3,843
CT45	C19IF-2	689.5	50	-12.5	37.5	59,469	1.34	6	79.728	377	2,563	12,109
						281,264	1.13	8	316.973	2,318	10,191	74,530

SECTION CT45
MEASURED						58,823	0.90	9	53.135	514	1,708	16,522
INDICATED						24,733	1.20	8	29.636	209	953	6,706
MEASURED+INDICATED						83,556	0.99	9	82.771	722	2,661	23,228
INFERRED						281,264	1.13	8	316.973	2,318	10,191	74,530

RUNNING TOTAL
MEASURED						1,682,447	0.81	29	1,367.134	49,072	43,955	1,577,732
INDICATED						1,015,547	0.83	29	838.133	29,390	26,947	944,927
MEASURED+INDICATED						2,697,994	0.82	29	2,205.266	78,462	70,902	2,522,659
INFERRED						3,782,686	0.85	25	3,209.980	92,886	103,205	2,986,412

13/13

Monterde Property, Chihuahua State, Mexico

Burgoyne Geological Inc.